UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DXC Technology Employee Benefits Fiduciary Committee and Participants of
DXC Technology Matched Asset Plan
Tysons, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for plan benefits of DXC Technology Matched Asset Plan (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for plan benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2018, and the changes in net assets available for plan benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
June 28, 2019
We have served as the auditor of the Plan since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DXC Technology Employee Benefits Fiduciary Committee and Participants of
DXC Technology Matched Asset Plan
Tysons, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for plan benefits of the DXC Technology Matched Asset Plan (the Plan) as of December 31, 2017.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Johnson Lambert LLP

We served as the Plan’s auditor from 2013 until 2018.

Vienna, Virginia
June 28, 2018

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2018	December 31, 2017
Assets:
Participant-directed investments - at fair value	$2,520,426,153	$3,006,087,554

Receivables:
Employer contribution receivable	39,843,553	47,014,089
Notes receivable from participants	22,886,549	23,138,915
Accrued investment income	2,168,803	1,819,336
Unsettled trade receivables	2,165,707	1,076,085
Total receivables	67,064,612	73,048,425
Total assets	2,587,490,765	3,079,135,979

Liabilities:
Accrued expenses	1,678,509	1,134,315
Unsettled trade payables	6,958,772	17,073,829
Total liabilities	8,637,281	18,208,144

Net assets available for plan benefits	$2,578,853,484	$3,060,927,835

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2018
Investment loss:
Net depreciation in fair value of investments	$(290,557,903)
Dividends	11,467,598
Interest	5,945,806
Net investment loss	(273,144,499)

Additions:
Participant contributions	184,921,015
Employer contributions	41,047,792
Participant rollovers	22,916,298
Total additions	248,885,105

Deductions:
Distributions to participants	360,484,187
Administrative expenses	4,770,914
Total deductions	365,255,101

Net decrease in net assets before plan transfers	(389,514,495)
Transfer to and from other plans	(92,559,856)
Decrease in net assets	(482,074,351)

Net assets available for benefits:
Beginning of year	3,060,927,835
End of year	$2,578,853,484

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company." The joint ventures and partnerships participating in the Plan are hereafter referred to as a “Participating Employer”.
The Plan is a defined contribution plan adopted by the action of the Board of Directors of then Computer Sciences Corporation ("CSC") on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan .
DXC was formed on April 1, 2017, when CSC, Hewlett Packard Enterprise Company ("HPE"), Everett SpinCo, Inc. and New Everett Merger Sub Inc., a wholly-owned subsidiary of Everett, completed the strategic combination of CSC with the Enterprise Services business of HPE. The CSC common stock held by the Plan was converted to DXC common stock as part of this transaction. Sponsorship of the Plan was transferred to DXC and the Plan name was changed to "DXC Technology Matched Asset Plan."
The Plan is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
Effective February 28, 2017, the Master Trust Agreement was amended to hold investments only for those relating to the Plan. At December 31, 2018 and 2017, 100% of the Plan’s assets were held in a Master Trust.
Effective March 3, 2017, the Plan added a Roth feature whereby Participants (except those in Puerto Rico) may elect to make Compensation Deferral Contributions under the Plan on an after-tax basis.
Transfer to and from other plans - On April 4, 2018, DXC acquired Sable37, Inc, who participated in the TriNet 401(k) Plan (the “TriNet Plan”).  As a result of the acquisition, the associated participants and respective account balances were spun off from the TriNet Plan effective August 14, 2018 and the associated participants and respective account balances of $429,992 were transferred into the Plan.

Effective May 31, 2018, DXC completed the separation of USPS (the "Separation"), and combination with Vencore Holding Corp. ("Vencore") and KeyPoint Government Solutions ("Keypoint") (the "Mergers") to form Perspecta Inc. ("Perspecta"), an independent public company under the symbol "PRSP" on the New York Stock Exchange. In connection with the Mergers, an Enterprise Services 401(k) Plan was established effective May 1, 2018.  Certain active DXC employees who became active employees of Perspecta as of May 1, 2018 had their account balances under the Plan of $92,989,848 transferred into the Enterprise Services 401(k) Plan (“Perspecta Participants”).  Accordingly, the Perspecta Participants ceased participating in this Plan and began participating in the Enterprise Services 401(k) Plan as of May 1, 2018.

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $6,000 on a pre-tax or Roth basis in 2018.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Contributions for those automatically enrolled in the Plan increase by one percent each year up to a maximum percentage specified by the Company.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups.

Effective April 1, 2018 the plan was amended with respect to matching contributions made on or after January 1, 2018, whereby, Participants whose employment with a Participating Employer ceases on the last business day of the calendar year as a result of a workforce reduction shall be considered to have been employed with a Participating Employer on December 31 of the Plan Year and shall remain eligible to receive a matching contribution.

Additional profit-sharing amounts may be contributed at the discretion of the Company’s board of directors. During the year-ended December 31, 2018, there were no discretionary contributions made to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.

Included in the investment options are the following separately managed accounts for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	DXC Stock Fund (DXC Technology Common Stock)*

•	Perspecta Stock Fund (Perspecta Common Stock)*

•	BlackRock Core Bond Portfolio (Bond Option)*
• Epoch Global Equity (Strategic Equity Option)*

*Refer to Note 4 for the type and classification of the underlying investments of these accounts.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.

The majority of participants have a vested interest in his or her Matching Contributions Account of 100% after achieving one full year of service. A participating employer may make annual discretionary employer contributions, which vest immediately, up to 3% of a participant compensation received during the fiscal year. For a few selected groups of participants, vesting in his or her Matching Contributions Account, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, or upon withdrawal from the Plan. Such forfeitures during 2018 amounted to $4,282,376. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $4,282,376 at December 31, 2018 and $3,848,316 at December 31, 2017. In 2018, employer contributions attributable to the year ended December 31, 2017 were reduced by $3,848,316.

Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by DXC (the "Plan sponsor"), as provided in the Plan document. Participants pay monthly administrative costs of $4.75 for maintaining an account in the Plan. Additionally, participants also pay fees for loans and qualified domestic relation orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.
Note 2 -Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.
Risks and Uncertainties - The Plan utilizes various investment instruments including equity securities, fixed income securities, a self-directed brokerage account, short-term investment funds ("STIF"), commingled funds, and a stable value fund. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Securities of international companies, involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
The Plan’s investment in the BK OF NY MELLON/EB DL ACWI accounted for 11% of total investments as of both December 31, 2018 and 2017. Additionally, the Plans’ investment in the Target Series Retirement 2025 accounted for 10% and 9%, respectively of total investments as of December 31, 2018 and 2017. No other individual investment accounted for greater than 10% of total investments in either year.

Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,725,462 and $1,825,057 at December 31, 2018 and 2017, respectively.

Accounting Standards Updates -

In January 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-01, Financial Instruments (Topic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). The ASU will be effective in the fiscal years beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019. The Plan is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU introduces a new model for the accounting of credit losses of loans other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit losses (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASU requires enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. The ASU will be effective for fiscal years beginning after December 15, 2020, with early adoption permitted. The Plan is currently evaluating the impact of this ASU on its financial statements but does not expect the ASU to have a significant impact.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. ASU 2018-13 removed the requirement to disclose the amount of and reasons for transfers between level 1 and level 2 of the fair value hierarchy as well as the policy for timing of transfers between levels. The ASU also modified the disclosure for investments in certain entities that calculate Net Asset Value (NAV) to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the Plan or announced the timing publicly. It also clarified the measurement uncertainty disclosure to communicate information about the uncertainty in measurement as of the reporting date. The guidance is effective for fiscal years beginning after December 15, 2019. The Plan is currently evaluating the impact of this ASU on the financial statements but does not expect the adoption to have a material impact.

Note 3 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated May 8, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List ("List") for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan administrator and tax counsel believe that although the Plan was amended in 2017 and 2018, and such amendments were not considered in the most recent determination letter, the Plan is currently designed and being operated in compliance with applicable requirements of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently not under an IRS audit. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2015.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.The following is a description of the valuation methodologies used for assets measured at fair value.

DXC and Perspecta Stock Funds - A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the NAV, which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund (in this case, stock and short-term interest-bearing vehicle) are generally considered separately as individual investments for financial statement reporting purposes. The Perspecta stock fund is held due to the spin-off on May 31, 2018. The stock is held by an independent investment manager and fiduciary until liquidated.
Self-directed brokerage account - The underlying investments in the account are valued using quoted prices in active markets for identical assets.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately Managed Accounts - A portfolio of individual securities, such as stocks or bonds, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling his/her assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.
STIF - Stated at amortized cost which approximates fair value.
Commingled funds - Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.
Stable Value Fund - A T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen to new participants and to new contributions. The Fund is stated at the fair value of the underlying investments based upon NAV. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund' s constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts ("GICs") issued by insurance companies; Bank Investment Contracts ("BICs") issued by banks. Synthetic Investment Contracts ("SICs") issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts ("SACs"); and other similar instruments which are intended to maintain a constant NAV.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2018, there were no transfers between levels.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2018 was as follows:

	As of December 31, 2018
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Stock Fund
DXC Technology common stock	205,024,743	—	—	205,024,743
Short term investment fund	—	1,726,365	—	1,726,365
Perspecta Stock Fund
Perspecta common stock	32,378,405	—	—	32,378,405
Short term investment fund	—	297,526	—	297,526

Self-directed brokerage	28,816,434	—	—	28,816,434

Mutual Funds	54,232,792	—	—	54,232,792

Separately managed accounts:
International equity	24,479,596	—	—	24,479,596
U.S. equity	19,170,054	—	—	19,170,054
U.S. treasuries	—	26,204,993	—	26,204,993
U.S. government agencies	—	9,982,218	—	9,982,218
State and local obligations	—	526,004	—	526,004
Non-U.S. government funds	—	2,190,157	—	2,190,157
Agency mortgage backed securities	—	30,559,823	—	30,559,823
Asset and other mortgage backed securities	—	9,713,803	—	9,713,803
Corporate bonds	—	48,559,141	—	48,559,141
Short term investment fund	—	19,662,864	—	19,662,864

Short-term investment fund	—	192,354,562	—	192,354,562

Total assets in the fair value hierarchy	364,102,024	341,777,456	—	705,879,480

Investments measured at NAV
Commingled funds	—	—	—	1,812,284,999
Stable value fund	—	—	—	2,261,674
Total investments at fair value	364,102,024	341,777,456	—	2,520,426,153

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2017 was as follows:

	As of December 31, 2017
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Stock Fund
DXC Technology common stock	409,351,719	—	—	409,351,719
Short term investment fund	—	3,170,305	—	3,170,305
CSRA Stock Fund
CSRA common stock	22,707	—	—	22,707
Short term investment fund	—	137	—	137

Self-directed brokerage	30,962,472	—	—	30,962,472

Mutual Funds	69,069,418	—	—	69,069,418

Separately managed accounts:
International equity	22,494,397	—	—	22,494,397
U.S. equity	17,474,539	—	—	17,474,539
U.S. treasuries	—	57,516,543	—	57,516,543
U.S. government agencies	—	8,823,591	—	8,823,591
State and local obligations	—	548,647	—	548,647
Non-U.S. government funds	—	1,761,420	—	1,761,420
Agency mortgage backed securities	—	31,451,031	—	31,451,031
Asset and other mortgage backed securities	—	15,111,159	—	15,111,159
Corporate bonds	—	51,069,712	—	51,069,712
Short term investment fund	—	27,566,861		27,566,861

Short-term investment Fund	—	165,668,937	—	165,668,937

Total assets in the fair value hierarchy	549,375,252	362,688,343	—	912,063,595

Investments measured at NAV
Commingled funds	—	—	—	2,091,590,015
Stable value fund	—	—	—	2,433,944
Total investments at fair value	549,375,252	362,688,343	—	3,006,087,554

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $3,000 for the year ended December 31, 2018. During the year ended December 31, 2018, the Plan expensed $131,764 for The Bank of New York Mellon's Mellon Capital Management fund manager fees.
At December 31, 2018 and 2017, the Plan held 3,856,023 and 4,313,506 shares, respectively, of DXC common stock, respectively, and with a cost basis of $84,617,040 and $108,917,843, respectively. The Plan received $2,931,464 in dividends from DXC common stock for the year ended December 31, 2018.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2018	2017
Net assets available for benefits per the financial statements	$2,578,853,484	$3,060,927,835
Amounts allocated to withdrawing participants	(1,725,462)	(1,825,057)
Net assets available for benefits per Form 5500	$2,577,128,022	$3,059,102,778

The following is a reconciliation of the net decrease in net assets before plan transfers per the financial statements to the Form 5500 for the year ended December 31, 2018:

2018
Net decrease in net assets before plan transfers per the financial statements	$(389,514,495)
Distributions allocated to withdrawing participants at end of year	(1,725,462)
Distributions allocated to withdrawing participants at start of year	1,825,057
Net decrease in net assets per Form 5500	$(389,414,900)

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2018:

2018
Distributions to participants per the financial statements	$360,484,187
Amounts allocated to withdrawing participants at end of year	1,725,462
Amounts allocated to withdrawing participants at start of year	(1,825,057)
Distributions to participants per the Form 5500	$360,384,592

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Voluntary Compliance Resolution

The Company remitted certain 2018 participants contributions totaling $90,368 to the Trustee in 2018, which were later than required by the Department of Labor's Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transactions for the 2018 contributions that were made late. In addition, participants' accounts will be credited with the amount of investment income that would have been earned had the participants' contributions been remitted on a timely basis.

Note 9- Subsequent Events

Subsequent events were evaluated through June 28, 2019, the date the financial statements were issued.

The Perspecta common stock fund was liquidated on May 31, 2019, and the monies received from the liquidation were reinvested in the Target Series Retirement Funds.

The T. Rowe Price Stable Value Common Trust Fund is to be liquidated on September 30, 2019, and the monies received are to be reinvested in the State Street Money Market Fund.

SUPPLEMENTAL SCHEDULES

Supplemental Schedules

Schedule of Delinquent Participant Contributions
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4a
EIN 95-2043126
DXC Technology Company

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Various payroll dates			$90,368

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001 Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	State Street Global Advisor	Money Market Fund		$192,354,562
*	The Bank of New York Mellon	Collective Short Term Invest Fd		19,662,864
			Total Short-Term Investment Funds	212,017,426

*	DXC Technology Co.	Common Stock		205,024,743
*	The Bank of New York Mellon	Collective Short Term Invest Fd		1,726,365
			Total DXC Stock Fund	206,751,108

	Perspecta Inc	Common Stock		32,378,405
*	The Bank of New York Mellon	Collective Short Term Invest Fd		297,526
			Total Perspecta Stock Fund	32,675,931

	Grantham, Mayo, Van Otterloo & Co.	GMO BNCHMRK-FREE ALL SER-R6		27,180,460
	Pacific Investment Management Company	PIMCO ALL ASSETS ALL AUTH-IS		27,052,332
			Total Mutual Funds	54,232,792

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
*	DXC Technology Co	Participant loans - Interest rates range from 3.25% to 9.25%. Maturities range from 2008[1] to 2046		22,886,549

	BlackRock	BLACKROCK GLOBAL ALLOCATION		25,617,569
	Fidelity	FIAM SELECT GLOBAL EQUITY		44,704,871
*	Mellon Bank,N.A.	BK OF NY MELLON/EB DL ACWI		265,547,131
*	Mellon Bank,N.A.	EB DL SIF UC1		207,655,228
*	Mellon Bank,N.A.	EB DL MRKT COMPLETION FUND		49,053,149
*	Mellon Bank,N.A.	EB DL NON SL TIPS FUND		19,384,869
	JP Morgan Re Funds	COMMINGLED PENSION TR FD		13,790,720
	Jennison Global OPP Fund	PRUDENTIAL TR CO COLLECTIVE T		42,655,467
	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME		44,972,012
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL		62,860,460
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL		181,381,670
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL		255,391,927
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL		222,666,296
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL		158,548,405

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				102,009,930
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				55,900,506
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				38,122,002
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055				8,995,040
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060				13,027,747
	T. Rowe Price	T ROWE PRICE STABLE VALUE				2,261,674
					Total Commingled Funds	1,814,546,673

	21ST CENTURY FOX AMERICA INC	Corporate bonds	7.75%	1/20/2024		35,274
	ABBOTT LABORATORIES	Corporate bonds	2.95%	3/15/2025		76,957
	ABBOTT LABORATORIES	Corporate bonds	3.40%	11/30/2023		47,854
	ABBOTT LABORATORIES	Corporate bonds	3.75%	11/30/2026		11,851
	ABBOTT LABORATORIES	Corporate bonds	3.88%	9/15/2025		10,126
	ABBOTT LABORATORIES	Corporate bonds	4.75%	4/15/2043		10,370
	ABBVIE INC	Corporate bonds	4.40%	11/6/2042		3,518
	ABBVIE INC	Corporate bonds	3.60%	5/14/2025		206,225
	ABBVIE INC	Corporate bonds	4.70%	5/14/2045		22,735

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ABBVIE INC	Corporate bonds	2.30%	5/14/2021		43,946
	ABBVIE INC	Corporate bonds	3.75%	11/14/2023		9,949
	ABBVIE INC	Corporate bonds	4.88%	11/14/2048		9,330
	ABN AMRO BANK NV 144A	Corporate bonds	2.65%	1/19/2021		197,121
	ACTIVISION BLIZZARD INC	Corporate bonds	2.30%	9/15/2021		29,217
	ACTIVISION BLIZZARD INC	Corporate bonds	3.40%	9/15/2026		131,499
	ACTIVISION BLIZZARD INC	Corporate bonds	3.40%	6/15/2027		80,085
	AEP TEXAS INC	Corporate bonds	2.40%	10/1/2022		29,092
	AEP TRANSMISSION CO LLC	Corporate bonds	4.25%	9/15/2048		50,380
	AETNA INC	Corporate bonds	3.88%	8/15/2047		16,933
	AGILENT TECHNOLOGIES INC	Corporate bonds	3.20%	10/1/2022		39,517
	AGILENT TECHNOLOGIES INC	Corporate bonds	3.05%	9/22/2026		9,254
	AIR LEASE CORP	Corporate bonds	3.63%	4/1/2027		8,944
	AIR LEASE CORP	Corporate bonds	3.88%	7/3/2023		4,921
	ALABAMA POWER CO	Corporate bonds	5.20%	6/1/2041		12,959
	ALABAMA POWER CO	Corporate bonds	3.85%	12/1/2042		27,929
	ALABAMA POWER CO	Corporate bonds	4.15%	8/15/2044		29,350

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ALABAMA POWER CO	Corporate bonds	3.75%	3/1/2045		6,456
	ALABAMA POWER CO	Corporate bonds	3.70%	12/1/2047		9,116
	ALABAMA POWER CO	Corporate bonds	4.30%	7/15/2048		25,040
	ALIBABA GROUP HOLDING LTD	Corporate bonds	3.40%	12/6/2027		184,932
	ALLERGAN FUNDING SCS	Corporate bonds	3.85%	6/15/2024		24,657
	ALLERGAN FUNDING SCS	Corporate bonds	3.45%	3/15/2022		246,011
	ALLERGAN FUNDING SCS	Corporate bonds	3.80%	3/15/2025		68,336
	ALLIANT ENERGY FINANCE LL 144A	Corporate bonds	3.75%	6/15/2023		10,062
	ALTRIA GROUP INC	Corporate bonds	2.85%	8/9/2022		100,798
	ALTRIA GROUP INC	Corporate bonds	2.95%	5/2/2023		47,565
	ALTRIA GROUP INC	Corporate bonds	5.38%	1/31/2044		53,151
	AMAZON.COM INC	Corporate bonds	4.80%	12/5/2034		43,917
	AMAZON.COM INC	Corporate bonds	4.05%	8/22/2047		13,679
	AMAZON.COM INC	Corporate bonds	4.25%	8/22/2057		29,149
	AMEREN ILLINOIS CO	Corporate bonds	3.80%	5/15/2028		20,346
	AMERICAN AIRLINES 2015-1 CLASS	Corporate bonds	3.38%	11/1/2028		55,087
	AMERICAN AIRLINES 2015-1 CLASS	Corporate bonds	3.70%	11/1/2024		3,282

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	AMERICAN AIRLINES 2015-2 CLASS	Corporate bonds	4.40%	3/22/2025		94,138
	AMERICAN AIRLINES 2017-1 CLASS	Corporate bonds	4.95%	8/15/2026		1,760
	AMERICAN AIRLINES 2017-2 CLASS	Corporate bonds	3.70%	4/15/2027		4,592
	AMERICAN EXPRESS CO	Corporate bonds	3.70%	8/3/2023		75,217
	AMERICAN EXPRESS CREDIT CORP	Corporate bonds	2.38%	5/26/2020		34,633
	AMERICAN HONDA FINANCE CORP	Corporate bonds	2.90%	2/16/2024		24,204
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	5.75%	4/1/2048		43,500
	AMGEN INC	Corporate bonds	4.56%	6/15/2048		29,688
	AMGEN INC	Corporate bonds	2.60%	8/19/2026		131,761
	AMGEN INC	Corporate bonds	2.20%	5/11/2020		39,496
	ANADARKO PETROLEUM CORP	Corporate bonds	7.73%	9/15/2096		68,228
	ANALOG DEVICES INC	Corporate bonds	3.90%	12/15/2025		19,627
	ANALOG DEVICES INC	Corporate bonds	5.30%	12/15/2045		5,260
	ANALOG DEVICES INC	Corporate bonds	3.50%	12/5/2026		43,070
	ANALOG DEVICES INC	Corporate bonds	4.50%	12/5/2036		21,716
	ANALOG DEVICES INC	Corporate bonds	2.85%	3/12/2020		29,895
	ANDEAVOR LOGISTICS LP / TESORO	Corporate bonds	6.25%	10/15/2022		40,800

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ANDEAVOR LOGISTICS LP / TESORO	Corporate bonds	6.38%	5/1/2024		196,175
	ANDEAVOR LOGISTICS LP / TESORO	Corporate bonds	5.25%	1/15/2025		386,827
	ANHEUSER-BUSCH COS LLC / 144A	Corporate bonds	4.70%	2/1/2036		139,110
	ANHEUSER-BUSCH COS LLC / 144A	Corporate bonds	4.90%	2/1/2046		101,085
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	2.63%	1/17/2023		105,648
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	2.50%	7/15/2022		19,096
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	4.75%	4/15/2058		30,458
	ANTHEM INC	Corporate bonds	3.65%	12/1/2027		19,109
	ANTHEM INC	Corporate bonds	4.38%	12/1/2047		18,601
	ANTHEM INC	Corporate bonds	3.13%	5/15/2022		24,633
	AON PLC	Corporate bonds	4.45%	5/24/2043		20,854
	AON PLC	Corporate bonds	4.60%	6/14/2044		35,280
	AON PLC	Corporate bonds	4.75%	5/15/2045		34,343
	AON PLC	Corporate bonds	3.88%	12/15/2025		49,340
	APACHE CORP	Corporate bonds	5.10%	9/1/2040		21,738
	APPLE INC	Corporate bonds	3.85%	5/4/2043		9,470
	APPLE INC	Corporate bonds	3.45%	2/9/2045		123,966

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	APPLE INC	Corporate bonds	2.70%	5/13/2022		54,387
	APPLE INC	Corporate bonds	4.50%	2/23/2036		10,516
	APPLE INC	Corporate bonds	4.65%	2/23/2046		10,585
	APPLE INC	Corporate bonds	3.00%	11/13/2027		113,977
	APPLIED MATERIALS INC	Corporate bonds	3.90%	10/1/2025		40,252
	APPLIED MATERIALS INC	Corporate bonds	3.30%	4/1/2027		14,392
	APPLIED MATERIALS INC	Corporate bonds	4.35%	4/1/2047		34,219
	APTIV CORP	Corporate bonds	4.15%	3/15/2024		13,013
	APTIV PLC	Corporate bonds	4.40%	10/1/2046		6,983
	ARES CAPITAL CORP	Corporate bonds	4.25%	3/1/2025		114,253
	AT&T INC	Corporate bonds	4.35%	6/15/2045		71,831
	AT&T INC	Corporate bonds	4.80%	6/15/2044		89,631
	AT&T INC	Corporate bonds	4.45%	4/1/2024		50,830
	AT&T INC	Corporate bonds	4.30%	2/15/2030		322,240
	AUTODESK INC	Corporate bonds	3.50%	6/15/2027		28,041
	AVNET INC	Corporate bonds	4.63%	4/15/2026		9,770
	AXA EQUITABLE HOLDINGS IN 144A	Corporate bonds	3.90%	4/20/2023		36,542

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.80%	10/7/2024		54,888
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	2.85%	12/15/2020		24,671
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.85%	12/15/2025		24,786
	BALTIMORE GAS & ELECTRIC CO	Corporate bonds	3.75%	8/15/2047		91,698
	BANK OF AMERICA CORP	Corporate bonds	4.13%	1/22/2024		86,158
	BANK OF AMERICA CORP	Corporate bonds	4.00%	4/1/2024		130,721
	BANK OF AMERICA CORP	Corporate bonds	4.20%	8/26/2024		213,237
	BANK OF AMERICA CORP	Corporate bonds	4.00%	1/22/2025		63,320
	BANK OF AMERICA CORP	Corporate bonds	3.88%	8/1/2025		77,163
	BANK OF AMERICA CORP	Corporate bonds	3.82%	1/20/2028		9,701
	BANK OF AMERICA CORP	Corporate bonds	4.24%	4/24/2038		28,539
	BANK OF AMERICA CORP	Corporate bonds	2.37%	7/21/2021		579,442
	BANK OF AMERICA CORP	Corporate bonds	3.37%	1/23/2026		95,609
	BANK OF AMERICA CORP	Corporate bonds	3.42%	12/20/2028		28,024
	BANK OF AMERICA CORP	Corporate bonds	3.55%	3/5/2024		281,553
	BANK OF AMERICA CORP	Corporate bonds	3.97%	3/5/2029		58,322
	BANK OF AMERICA CORP	Corporate bonds	0.06%	12/31/2049		36,400

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	2.95%	1/29/2023		113,190
	BANK OF NOVA SCOTIA/THE	Corporate bonds	3.13%	4/20/2021		24,961
	BARCLAYS BANK PLC	Corporate bonds	5.14%	10/14/2020		101,082
	BARCLAYS PLC	Corporate bonds	3.25%	1/12/2021		401,512
	BARCLAYS PLC	Corporate bonds	3.68%	1/10/2023		192,171
	BARCLAYS PLC	Corporate bonds	4.34%	5/16/2024		194,449
	BAT CAPITAL CORP	Corporate bonds	3.22%	8/15/2024		55,266
	BAT CAPITAL CORP	Corporate bonds	3.56%	8/15/2027		79,897
	BAT CAPITAL CORP	Corporate bonds	4.54%	8/15/2047		23,085
	BAXALTA INC	Corporate bonds	2.88%	6/23/2020		20,812
	BAXTER INTERNATIONAL INC	Corporate bonds	1.70%	8/15/2021		67,158
	BAYER US FINANCE II LLC 144A	Corporate bonds	3.38%	7/15/2024		50,417
	BAYER US FINANCE II LLC 144A	Corporate bonds	4.40%	7/15/2044		17,118
	BAYER US FINANCE LLC 144A	Corporate bonds	3.00%	10/8/2021		195,554
	BECTON DICKINSON AND CO	Corporate bonds	2.68%	12/15/2019		13,867
	BECTON DICKINSON AND CO	Corporate bonds	3.73%	12/15/2024		9,660
	BECTON DICKINSON AND CO	Corporate bonds	3.36%	6/6/2024		62,431

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BERKSHIRE HATHAWAY ENERGY CO	Corporate bonds	3.25%	4/15/2028		99,884
	BERKSHIRE HATHAWAY INC	Corporate bonds	2.75%	3/15/2023		34,359
	BERKSHIRE HATHAWAY INC	Corporate bonds	3.13%	3/15/2026		24,231
	BLACK HILLS CORP	Corporate bonds	3.15%	1/15/2027		9,362
	BLACK HILLS CORP	Corporate bonds	4.35%	5/1/2033		40,088
	BMW US CAPITAL LLC 144A	Corporate bonds	2.80%	4/11/2026		27,501
	BOEING CO/THE	Corporate bonds	6.13%	2/15/2033		12,658
	BP CAPITAL MARKETS AMERICA INC	Corporate bonds	3.12%	5/4/2026		23,508
	BRIGHTHOUSE FINANCIAL INC	Corporate bonds	4.70%	6/22/2047		11,170
	BROADCOM CORP / BROADCOM CAYMA	Corporate bonds	3.00%	1/15/2022		125,021
	BROADCOM CORP / BROADCOM CAYMA	Corporate bonds	3.88%	1/15/2027		35,884
	BROADCOM CORP / BROADCOM CAYMA	Corporate bonds	3.13%	1/15/2025		45,138
	BUCKEYE PARTNERS LP	Corporate bonds	4.88%	2/1/2021		25,278
	BUCKEYE PARTNERS LP	Corporate bonds	5.85%	11/15/2043		57,731
	BUCKEYE PARTNERS LP	Corporate bonds	5.60%	10/15/2044		19,602
	BUCKEYE PARTNERS LP	Corporate bonds	3.95%	12/1/2026		149,346
	BUCKEYE PARTNERS LP	Corporate bonds	4.13%	12/1/2027		17,983

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.55%	9/1/2044		26,066
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.15%	4/1/2045		19,390
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.15%	12/15/2048		19,477
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	6.15%	5/1/2037		28,018
	CALIFORNIA INSTITUTE OF TECHNO	Corporate bonds	4.32%	8/1/2045		116,390
	CAMPBELL SOUP CO	Corporate bonds	3.65%	3/15/2023		9,755
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	3.75%	7/28/2026		18,319
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	2.50%	5/12/2020		44,418
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	3.80%	1/31/2028		13,862
	CAPITAL ONE NA	Corporate bonds	2.35%	1/31/2020		246,831
	CARDINAL HEALTH INC	Corporate bonds	4.63%	12/15/2020		10,227
	CBS CORP	Corporate bonds	3.38%	3/1/2022		9,911
	CBS CORP	Corporate bonds	2.50%	2/15/2023		18,844
	CC HOLDINGS GS V LLC / CROWN C	Corporate bonds	3.85%	4/15/2023		80,213
	CDP FINANCIAL INC 144A	Corporate bonds	4.40%	11/25/2019		527,448
	CELGENE CORP	Corporate bonds	3.25%	8/15/2022		29,454
	CELGENE CORP	Corporate bonds	3.55%	8/15/2022		29,670

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CELGENE CORP	Corporate bonds	3.88%	8/15/2025		37,544
	CELGENE CORP	Corporate bonds	3.25%	2/20/2023		9,765
	CELGENE CORP	Corporate bonds	3.90%	2/20/2028		14,070
	CENTERPOINT ENERGY HOUSTON ELE	Corporate bonds	3.55%	8/1/2042		18,194
	CENTERPOINT ENERGY HOUSTON ELE	Corporate bonds	3.95%	3/1/2048		14,574
	CENTERPOINT ENERGY RESOURCES C	Corporate bonds	4.10%	9/1/2047		55,538
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.91%	7/23/2025		104,408
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	6.38%	10/23/2035		148,835
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.46%	7/23/2022		59,567
	CHEVRON CORP	Corporate bonds	2.95%	5/16/2026		14,440
	CHEVRON CORP	Corporate bonds	2.50%	3/3/2022		9,807
	CIGNA CORP 144A	Corporate bonds	3.20%	9/17/2020		258,931
	CIGNA CORP 144A	Corporate bonds	3.75%	7/15/2023		49,833
	CIGNA HOLDING CO	Corporate bonds	3.25%	4/15/2025		61,773
	CIGNA HOLDING CO	Corporate bonds	3.05%	10/15/2027		18,295
	CIMAREX ENERGY CO	Corporate bonds	4.38%	6/1/2024		202,864
	CIMAREX ENERGY CO	Corporate bonds	3.90%	5/15/2027		88,154

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CITIBANK NA	Corporate bonds	1.85%	9/18/2019		247,917
	CITIGROUP INC	Corporate bonds	2.40%	2/18/2020		69,364
	CITIGROUP INC	Corporate bonds	4.40%	6/10/2025		107,651
	CITIGROUP INC	Corporate bonds	2.65%	10/26/2020		78,936
	CITIGROUP INC	Corporate bonds	2.70%	3/30/2021		88,663
	CITIGROUP INC	Corporate bonds	2.88%	7/24/2023		87,096
	CITIZENS FINANCIAL GROUP INC	Corporate bonds	2.38%	7/28/2021		9,752
	CLOROX CO/THE	Corporate bonds	3.90%	5/15/2028		20,090
	CME GROUP INC	Corporate bonds	3.75%	6/15/2028		20,268
	CMS ENERGY CORP	Corporate bonds	3.00%	5/15/2026		23,508
	COMCAST CORP	Corporate bonds	3.20%	7/15/2036		21,505
	COMCAST CORP	Corporate bonds	3.40%	7/15/2046		178,144
	COMCAST CORP	Corporate bonds	2.35%	1/15/2027		81,344
	COMCAST CORP	Corporate bonds	4.95%	10/15/2058		40,666
	COMCAST CORP	Corporate bonds	3.30%	10/1/2020		145,555
	COMCAST CORP	Corporate bonds	3.45%	10/1/2021		30,304
	COMCAST CORP	Corporate bonds	4.15%	10/15/2028		66,003

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COMCAST CORP	Corporate bonds	4.25%	10/15/2030		50,565
	COMMONWEALTH BANK OF AUST 144A	Corporate bonds	3.45%	3/16/2023		29,972
	CONCHO RESOURCES INC	Corporate bonds	3.75%	10/1/2027		32,948
	CONSTELLATION BRANDS INC	Corporate bonds	3.60%	2/15/2028		46,047
	CONSTELLATION BRANDS INC	Corporate bonds	3.21%	11/15/2021		14,820
	CONSUMERS ENERGY CO	Corporate bonds	3.80%	11/15/2028		15,362
	CONTINENTAL RESOURCES INC/OK	Corporate bonds	5.00%	9/15/2022		93,333
	CONTINENTAL RESOURCES INC/OK	Corporate bonds	4.50%	4/15/2023		248,997
	CONTINENTAL RESOURCES INC/OK	Corporate bonds	3.80%	6/1/2024		37,867
	COOPERATIEVE RABOBANK UA 144A	Corporate bonds	0.11%	12/31/2049		454,300
	CORNING INC	Corporate bonds	4.38%	11/15/2057		75,537
	COVENTRY HEALTH CARE INC	Corporate bonds	5.45%	6/15/2021		67,300
	COX COMMUNICATIONS INC 144A	Corporate bonds	3.25%	12/15/2022		19,538
	COX COMMUNICATIONS INC 144A	Corporate bonds	3.15%	8/15/2024		163,541
	CREDIT AGRICOLE SA 144A	Corporate bonds	6.63%	12/31/2049		195,222
	CREDIT SUISSE GROUP AG 144A	Corporate bonds	3.87%	1/12/2029		232,578
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	5.25%	1/15/2023		10,384

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	4.88%	4/15/2022		51,449
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.40%	2/15/2021		9,997
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.70%	6/15/2026		9,613
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	2.25%	9/1/2021		24,171
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	4.75%	5/15/2047		9,269
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.15%	7/15/2023		52,871
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.80%	2/15/2028		9,463
	CSX CORP	Corporate bonds	2.60%	11/1/2026		127,372
	CSX CORP	Corporate bonds	3.80%	11/1/2046		44,039
	CSX CORP	Corporate bonds	3.25%	6/1/2027		61,156
	CSX CORP	Corporate bonds	4.30%	3/1/2048		14,282
	CVS HEALTH CORP	Corporate bonds	5.13%	7/20/2045		24,335
	CVS HEALTH CORP	Corporate bonds	3.70%	3/9/2023		296,789
	CVS HEALTH CORP	Corporate bonds	4.30%	3/25/2028		205,298
	CVS HEALTH CORP	Corporate bonds	5.05%	3/25/2048		19,452
	CVS HEALTH CORP	Corporate bonds	3.35%	3/9/2021		49,857
	DAIMLER FINANCE NORTH AME 144A	Corporate bonds	3.75%	11/5/2021		150,511

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	DELL INTERNATIONAL LLC / 144A	Corporate bonds	8.35%	7/15/2046		64,967
	DELTA AIR LINES INC	Corporate bonds	3.63%	3/15/2022		24,465
	DEUTSCHE BANK AG	Corporate bonds	4.10%	1/13/2026		59,603
	DEUTSCHE BANK AG	Corporate bonds	3.38%	5/12/2021		38,602
	DEUTSCHE BANK AG	Corporate bonds	4.25%	10/14/2021		205,328
	DEUTSCHE BANK AG/LONDON	Corporate bonds	2.50%	2/13/2019		44,915
	DEUTSCHE BANK AG/NEW YORK NY	Corporate bonds	4.25%	2/4/2021		147,827
	DEUTSCHE TELEKOM INTERNAT 144A	Corporate bonds	1.95%	9/19/2021		172,705
	DEVON ENERGY CORP	Corporate bonds	5.85%	12/15/2025		21,213
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.88%	4/1/2043		29,198
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	2.20%	9/20/2019		19,791
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	2.95%	3/20/2023		90,890
	DOMINION ENERGY INC	Corporate bonds	2.58%	7/1/2020		24,609
	DOW CHEMICAL CO/THE	Corporate bonds	4.38%	11/15/2042		11,408
	DOW CHEMICAL CO/THE 144A	Corporate bonds	4.55%	11/30/2025		30,520
	DOWDUPONT INC	Corporate bonds	4.49%	11/15/2025		195,619
	DOWDUPONT INC	Corporate bonds	5.42%	11/15/2048		103,894

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	DTE ELECTRIC CO	Corporate bonds	3.65%	3/15/2024		15,311
	DTE ELECTRIC CO	Corporate bonds	3.75%	8/15/2047		46,511
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.70%	12/1/2047		36,331
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.95%	3/15/2048		23,855
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.95%	11/15/2028		20,518
	DUKE ENERGY CORP	Corporate bonds	3.55%	9/15/2021		125,339
	DUKE ENERGY CORP	Corporate bonds	3.05%	8/15/2022		29,399
	DUKE ENERGY CORP	Corporate bonds	3.95%	10/15/2023		60,541
	DUKE ENERGY CORP	Corporate bonds	2.65%	9/1/2026		22,728
	DUKE ENERGY CORP	Corporate bonds	2.40%	8/15/2022		72,055
	DUKE ENERGY FLORIDA LLC	Corporate bonds	2.10%	12/15/2019		9,919
	DUKE ENERGY FLORIDA LLC	Corporate bonds	4.20%	7/15/2048		29,870
	DUKE ENERGY PROGRESS LLC	Corporate bonds	3.00%	9/15/2021		15,021
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.15%	12/1/2044		82,519
	DUKE UNIVERSITY	Corporate bonds	4.08%	10/1/2048		50,536
	EASTMAN CHEMICAL CO	Corporate bonds	3.80%	3/15/2025		32,786
	EATON CORP	Corporate bonds	4.15%	11/2/2042		18,776

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	EBAY INC	Corporate bonds	4.00%	7/15/2042		14,891
	EDWARDS LIFESCIENCES CORP	Corporate bonds	4.30%	6/15/2028		30,331
	EMERA US FINANCE LP	Corporate bonds	2.15%	6/15/2019		9,918
	ENBRIDGE INC	Corporate bonds	5.50%	7/15/2077		50,802
	ENERGY TRANSFER OPERATING LP	Corporate bonds	4.65%	6/1/2021		30,522
	ENERGY TRANSFER OPERATING LP	Corporate bonds	5.20%	2/1/2022		30,809
	ENERGY TRANSFER OPERATING LP	Corporate bonds	4.90%	2/1/2024		5,060
	ENERGY TRANSFER OPERATING LP	Corporate bonds	4.05%	3/15/2025		58,190
	ENERGY TRANSFER OPERATING LP	Corporate bonds	4.90%	3/15/2035		44,760
	ENERGY TRANSFER PARTNERS LP /	Corporate bonds	4.50%	11/1/2023		70,023
	ENERGY TRANSFER PARTNERS LP /	Corporate bonds	5.00%	10/1/2022		10,205
	ENLINK MIDSTREAM PARTNERS LP	Corporate bonds	2.70%	4/1/2019		29,813
	ENTERGY CORP	Corporate bonds	2.95%	9/1/2026		27,677
	ENTERGY LOUISIANA LLC	Corporate bonds	5.40%	11/1/2024		21,984
	ENTERGY LOUISIANA LLC	Corporate bonds	4.00%	3/15/2033		50,578
	ENTERGY LOUISIANA LLC	Corporate bonds	4.20%	9/1/2048		4,935
	ENTERGY TEXAS INC	Corporate bonds	3.45%	12/1/2027		38,333

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	4.45%	2/15/2043		72,596
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.25%	8/16/2077		91,545
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.38%	2/15/2078		57,879
	EOG RESOURCES INC	Corporate bonds	3.90%	4/1/2035		61,367
	EQM MIDSTREAM PARTNERS LP	Corporate bonds	4.75%	7/15/2023		89,806
	EQUIFAX INC	Corporate bonds	2.30%	6/1/2021		9,699
	EQUIFAX INC	Corporate bonds	3.60%	8/15/2021		44,933
	EXELON CORP	Corporate bonds	5.63%	6/15/2035		43,150
	EXELON CORP	Corporate bonds	2.85%	6/15/2020		34,723
	EXELON CORP	Corporate bonds	4.95%	6/15/2035		22,152
	EXELON CORP	Corporate bonds	2.45%	4/15/2021		4,890
	EXXON MOBIL CORP	Corporate bonds	2.73%	3/1/2023		59,003
	FEDEX CORP	Corporate bonds	3.88%	8/1/2042		29,061
	FEDEX CORP	Corporate bonds	4.10%	2/1/2045		30,824
	FEDEX CORP	Corporate bonds	4.75%	11/15/2045		9,428
	FEDEX CORP	Corporate bonds	4.55%	4/1/2046		22,722
	FEDEX CORP	Corporate bonds	4.40%	1/15/2047		40,426

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.50%	4/15/2023		10,873
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.00%	8/15/2026		35,879
	FIDELITY NATIONAL INFORMATION	Corporate bonds	4.75%	5/15/2048		13,943
	FISERV INC	Corporate bonds	3.85%	6/1/2025		14,866
	FISERV INC	Corporate bonds	3.80%	10/1/2023		50,311
	FISERV INC	Corporate bonds	4.20%	10/1/2028		29,940
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.69%	3/1/2040		12,170
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.05%	6/1/2042		35,886
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.80%	12/15/2042		9,516
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.70%	12/1/2047		28,053
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.95%	3/1/2048		9,766
	FORD MOTOR CO	Corporate bonds	7.45%	7/16/2031		92,792
	FORD MOTOR CREDIT CO LLC	Corporate bonds	5.88%	8/2/2021		205,114
	FORD MOTOR CREDIT CO LLC	Corporate bonds	3.10%	5/4/2023		180,796
	GENERAL DYNAMICS CORP	Corporate bonds	3.75%	5/15/2028		35,318
	GENERAL MOTORS CO	Corporate bonds	6.25%	10/2/2043		46,867
	GENERAL MOTORS CO	Corporate bonds	6.75%	4/1/2046		62,927

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GENERAL MOTORS CO	Corporate bonds	5.40%	4/1/2048		21,291
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	4.38%	9/25/2021		40,077
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.45%	4/10/2022		9,671
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.20%	7/13/2020		120,485
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.95%	4/13/2024		111,116
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	2.45%	11/6/2020		126,265
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.55%	4/9/2021		19,725
	GEORGIA POWER CO	Corporate bonds	2.00%	3/30/2020		39,347
	GEORGIA POWER CO	Corporate bonds	3.25%	3/30/2027		32,744
	GEORGIA-PACIFIC LLC 144A	Corporate bonds	5.40%	11/1/2020		13,470
	GEORGIA-PACIFIC LLC 144A	Corporate bonds	3.73%	7/15/2023		35,333
	GILEAD SCIENCES INC	Corporate bonds	4.80%	4/1/2044		65,193
	GILEAD SCIENCES INC	Corporate bonds	4.75%	3/1/2046		19,842
	GILEAD SCIENCES INC	Corporate bonds	4.15%	3/1/2047		36,846
	GILEAD SCIENCES INC	Corporate bonds	2.50%	9/1/2023		14,470
	GLAXOSMITHKLINE CAPITAL PLC	Corporate bonds	2.85%	5/8/2022		64,212
	GLP CAPITAL LP / GLP FINANCING	Corporate bonds	4.88%	11/1/2020		292,465

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GLP CAPITAL LP / GLP FINANCING	Corporate bonds	5.25%	6/1/2025		59,575
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.75%	1/24/2022		20,941
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.00%	3/3/2024		123,347
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.75%	9/15/2020		123,708
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.75%	10/21/2045		14,272
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.85%	1/26/2027		61,142
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.22%	5/1/2029		28,872
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.88%	2/25/2021		9,829
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.50%	11/16/2026		27,710
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.69%	6/5/2028		78,996
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.79%	5/15/2026		71,983
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.31%	10/31/2022		29,231
	GREYSTONE COMMERCI FL1A A 144A	Corporate bonds	4.01%	3/15/2027		248,215
	HARRIS CORP	Corporate bonds	2.70%	4/27/2020		24,787
	HARRIS CORP	Corporate bonds	3.83%	4/27/2025		24,522
	HARRIS CORP	Corporate bonds	5.05%	4/27/2045		27,774
	HARRIS CORP	Corporate bonds	4.40%	6/15/2028		119,456

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	HARTFORD FINANCIAL SERVICES GR	Corporate bonds	4.30%	4/15/2043		20,438
	HCA INC	Corporate bonds	6.50%	2/15/2020		133,250
	HOME DEPOT INC/THE	Corporate bonds	3.00%	4/1/2026		38,746
	HOME DEPOT INC/THE	Corporate bonds	3.90%	12/6/2028		25,606
	HSBC HOLDINGS PLC	Corporate bonds	3.40%	3/8/2021		199,481
	HUNTINGTON INGALLS INDUST 144A	Corporate bonds	5.00%	11/15/2025		106,675
	HUNTINGTON INGALLS INDUSTRIES	Corporate bonds	3.48%	12/1/2027		163,000
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	3.00%	10/30/2020		145,344
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.50%	3/18/2019		29,950
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	1.75%	9/27/2019		59,215
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.55%	4/3/2020		14,809
	HYUNDAI CAPITAL SERVICES 144A	Corporate bonds	3.00%	8/29/2022		193,512
	IBM CREDIT LLC	Corporate bonds	3.00%	2/6/2023		98,084
	IBM CREDIT LLC	Corporate bonds	3.45%	11/30/2020		100,517
	INDIANA MICHIGAN POWER CO	Corporate bonds	4.25%	8/15/2048		9,829
	ING BANK NV 144A	Corporate bonds	2.45%	3/16/2020		396,177
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	4.00%	10/15/2023		30,717

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	2.75%	12/1/2020		44,704
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	3.45%	9/21/2023		30,124
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	4.25%	9/21/2048		39,154
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	3.75%	9/21/2028		15,006
	INTERNATIONAL PAPER CO	Corporate bonds	4.35%	8/15/2048		42,779
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	3.50%	10/1/2020		20,025
	INTERPUBLIC GROUP OF COS INC/T	Corporate bonds	3.75%	10/1/2021		10,062
	INTESA SANPAOLO SPA 144A	Corporate bonds	5.02%	6/26/2024		272,065
	INTESA SANPAOLO SPA 144A	Corporate bonds	3.13%	7/14/2022		184,922
	IPALCO ENTERPRISES INC	Corporate bonds	3.70%	9/1/2024		34,072
	ITC HOLDINGS CORP	Corporate bonds	2.70%	11/15/2022		28,997
	JOHN DEERE CAPITAL CORP	Corporate bonds	2.80%	3/6/2023		9,777
	JOHNSON & JOHNSON	Corporate bonds	2.95%	3/3/2027		48,078
	JOHNSON & JOHNSON	Corporate bonds	2.90%	1/15/2028		62,299
	JOHNSON CONTROLS INTERNATIONAL	Corporate bonds	3.90%	2/14/2026		9,807
	JPMORGAN CHASE & CO	Corporate bonds	3.38%	5/1/2023		29,344
	JPMORGAN CHASE & CO	Corporate bonds	2.25%	1/23/2020		108,904

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	JPMORGAN CHASE & CO	Corporate bonds	3.72%	10/24/2023		59,985
	JPMORGAN CHASE & CO	Corporate bonds	3.78%	2/1/2028		116,486
	JPMORGAN CHASE & CO	Corporate bonds	2.78%	4/25/2023		424,705
	JPMORGAN CHASE & CO	Corporate bonds	3.54%	5/1/2028		114,406
	JPMORGAN CHASE & CO	Corporate bonds	3.22%	3/1/2025		24,150
	JPMORGAN CHASE & CO	Corporate bonds	3.51%	1/23/2029		94,690
	JPMORGAN CHASE & CO	Corporate bonds	3.56%	4/23/2024		183,601
	JPMORGAN CHASE & CO	Corporate bonds	4.20%	7/23/2029		119,635
	JPMORGAN CHASE & CO	Corporate bonds	4.45%	12/5/2029		101,714
	JUNIPER NETWORKS INC	Corporate bonds	4.35%	6/15/2025		14,963
	KENNAMETAL INC	Corporate bonds	4.63%	6/15/2028		59,784
	KEURIG DR PEPPER INC	Corporate bonds	4.42%	12/15/2046		8,827
	KEURIG DR PEPPER INC 144A	Corporate bonds	3.55%	5/25/2021		24,962
	KEURIG DR PEPPER INC 144A	Corporate bonds	4.06%	5/25/2023		34,879
	KEYCORP	Corporate bonds	2.90%	9/15/2020		34,736
	KEYCORP	Corporate bonds	4.15%	10/29/2025		20,315
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.00%	8/15/2042		27,453

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.50%	3/1/2021		59,815
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.40%	9/1/2044		105,149
	KINDER MORGAN INC/DE	Corporate bonds	3.05%	12/1/2019		99,424
	KINDER MORGAN INC/DE	Corporate bonds	5.55%	6/1/2045		4,952
	KLA-TENCOR CORP	Corporate bonds	4.65%	11/1/2024		4,099
	KRAFT HEINZ FOODS CO	Corporate bonds	5.38%	2/10/2020		40,914
	L3 TECHNOLOGIES INC	Corporate bonds	3.85%	12/15/2026		125,847
	L3 TECHNOLOGIES INC	Corporate bonds	3.85%	6/15/2023		205,319
	LAM RESEARCH CORP	Corporate bonds	2.75%	3/15/2020		44,577
	LAM RESEARCH CORP	Corporate bonds	2.80%	6/15/2021		26,699
	LEAR CORP	Corporate bonds	5.25%	1/15/2025		12,327
	LLOYDS BANK PLC	Corporate bonds	2.70%	8/17/2020		197,470
	LLOYDS BANKING GROUP PLC	Corporate bonds	4.58%	12/10/2025		189,341
	LLOYDS BANKING GROUP PLC	Corporate bonds	3.00%	1/11/2022		193,476
	LOCKHEED MARTIN CORP	Corporate bonds	4.07%	12/15/2042		47,709
	LOCKHEED MARTIN CORP	Corporate bonds	3.80%	3/1/2045		82,004
	LOCKHEED MARTIN CORP	Corporate bonds	2.90%	3/1/2025		191,959

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	LOCKHEED MARTIN CORP	Corporate bonds	4.70%	5/15/2046		46,891
	LOCKHEED MARTIN CORP	Corporate bonds	4.09%	9/15/2052		33,603
	LOWE'S COS INC	Corporate bonds	2.50%	4/15/2026		17,777
	LOWE'S COS INC	Corporate bonds	3.70%	4/15/2046		32,622
	MACQUARIE GROUP LTD 144A	Corporate bonds	4.65%	3/27/2029		63,620
	MARATHON OIL CORP	Corporate bonds	2.70%	6/1/2020		88,670
	MARATHON PETROLEUM CORP	Corporate bonds	4.75%	9/15/2044		26,456
	MARATHON PETROLEUM CORP 144A	Corporate bonds	4.75%	12/15/2023		61,566
	MARSH & MCLENNAN COS INC	Corporate bonds	3.50%	6/3/2024		113,279
	MARSH & MCLENNAN COS INC	Corporate bonds	3.50%	3/10/2025		4,912
	MARSH & MCLENNAN COS INC	Corporate bonds	2.75%	1/30/2022		29,404
	MARSH & MCLENNAN COS INC	Corporate bonds	4.35%	1/30/2047		37,302
	MARSH & MCLENNAN COS INC	Corporate bonds	4.20%	3/1/2048		18,165
	MASSACHUSETTS INSTITUTE OF TEC	Corporate bonds	4.68%	7/1/2114		82,309
	MASTERCARD INC	Corporate bonds	3.38%	4/1/2024		65,406
	MCDONALD'S CORP	Corporate bonds	3.70%	2/15/2042		17,289
	MCDONALD'S CORP	Corporate bonds	2.75%	12/9/2020		4,965

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MCDONALD'S CORP	Corporate bonds	3.70%	1/30/2026		29,409
	MCDONALD'S CORP	Corporate bonds	4.70%	12/9/2035		10,044
	MCDONALD'S CORP	Corporate bonds	4.88%	12/9/2045		65,432
	MCDONALD'S CORP	Corporate bonds	4.45%	3/1/2047		38,244
	MCDONALD'S CORP	Corporate bonds	4.45%	9/1/2048		4,756
	MEDTRONIC INC	Corporate bonds	3.50%	3/15/2025		129,486
	MEDTRONIC INC	Corporate bonds	4.38%	3/15/2035		61,430
	MICROSOFT CORP	Corporate bonds	4.00%	2/12/2055		58,922
	MICROSOFT CORP	Corporate bonds	3.70%	8/8/2046		71,849
	MICROSOFT CORP	Corporate bonds	3.95%	8/8/2056		58,541
	MICROSOFT CORP	Corporate bonds	3.30%	2/6/2027		14,858
	MID-ATLANTIC INTERSTATE T 144A	Corporate bonds	4.10%	5/15/2028		19,858
	MITSUBISHI UFJ FINANCIAL GROUP	Corporate bonds	3.54%	7/26/2021		20,075
	MIZUHO FINANCIAL GROUP INC	Corporate bonds	2.95%	2/28/2022		196,074
	MOLSON COORS BREWING CO	Corporate bonds	1.90%	3/15/2019		89,744
	MOLSON COORS BREWING CO	Corporate bonds	2.25%	3/15/2020		54,251
	MOODY'S CORP	Corporate bonds	4.25%	2/1/2029		25,462

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY	Corporate bonds	3.75%	2/25/2023		79,859
	MORGAN STANLEY	Corporate bonds	2.50%	1/24/2019		79,967
	MORGAN STANLEY	Corporate bonds	3.88%	1/27/2026		112,168
	MORGAN STANLEY	Corporate bonds	2.63%	11/17/2021		68,322
	MORGAN STANLEY	Corporate bonds	3.63%	1/20/2027		133,056
	MORGAN STANLEY	Corporate bonds	4.38%	1/22/2047		37,858
	MORGAN STANLEY	Corporate bonds	5.63%	9/23/2019		238,478
	MORGAN STANLEY	Corporate bonds	3.13%	7/27/2026		124,826
	MORGAN STANLEY	Corporate bonds	2.80%	6/16/2020		139,091
	MORGAN STANLEY	Corporate bonds	3.95%	4/23/2027		9,428
	MORGAN STANLEY	Corporate bonds	3.59%	7/22/2028		113,460
	MORGAN STANLEY	Corporate bonds	3.77%	1/24/2029		86,110
	MOTOROLA SOLUTIONS INC	Corporate bonds	3.50%	9/1/2021		19,841
	MOTOROLA SOLUTIONS INC	Corporate bonds	4.00%	9/1/2024		19,463
	MPLX LP	Corporate bonds	4.88%	12/1/2024		111,972
	MPLX LP	Corporate bonds	4.88%	6/1/2025		53,486
	MPLX LP	Corporate bonds	4.13%	3/1/2027		52,366

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MPLX LP	Corporate bonds	5.20%	3/1/2047		18,410
	MPLX LP	Corporate bonds	3.38%	3/15/2023		14,560
	MPLX LP	Corporate bonds	5.50%	2/15/2049		9,727
	MYLAN INC 144A	Corporate bonds	3.13%	1/15/2023		56,264
	MYLAN NV	Corporate bonds	2.50%	6/7/2019		27,868
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	5.25%	12/31/2049		364,500
	NEWMONT MINING CORP	Corporate bonds	4.88%	3/15/2042		28,367
	NGPL PIPECO LLC 144A	Corporate bonds	4.38%	8/15/2022		81,690
	NIKE INC	Corporate bonds	2.38%	11/1/2026		9,160
	NISOURCE INC	Corporate bonds	3.49%	5/15/2027		57,255
	NISSAN MOTOR ACCEPTANCE C 144A	Corporate bonds	3.15%	3/15/2021		78,869
	NISSAN MOTOR ACCEPTANCE C 144A	Corporate bonds	3.65%	9/21/2021		9,952
	NOMURA HOLDINGS INC	Corporate bonds	2.75%	3/19/2019		19,983
	NORFOLK SOUTHERN CORP	Corporate bonds	2.90%	6/15/2026		52,081
	NORFOLK SOUTHERN CORP	Corporate bonds	4.15%	2/28/2048		27,993
	NORFOLK SOUTHERN CORP	Corporate bonds	3.65%	8/1/2025		10,052
	NORTHERN NATURAL GAS CO 144A	Corporate bonds	4.30%	1/15/2049		82,840

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	NORTHERN STATES POWER CO/MN	Corporate bonds	4.00%	8/15/2045		19,490
	NORTHERN STATES POWER CO/MN	Corporate bonds	3.60%	9/15/2047		36,616
	NORTHERN STATES POWER CO/WI	Corporate bonds	3.75%	12/1/2047		18,807
	NORTHERN STATES POWER CO/WI	Corporate bonds	4.20%	9/1/2048		24,589
	NORTHROP GRUMMAN CORP	Corporate bonds	3.25%	8/1/2023		49,206
	NORTHROP GRUMMAN CORP	Corporate bonds	2.08%	10/15/2020		49,035
	NORTHROP GRUMMAN CORP	Corporate bonds	2.93%	1/15/2025		324,519
	NORTHROP GRUMMAN CORP	Corporate bonds	3.25%	1/15/2028		65,310
	NORTHROP GRUMMAN CORP	Corporate bonds	4.03%	10/15/2047		104,594
	NORTHROP GRUMMAN CORP	Corporate bonds	2.55%	10/15/2022		48,383
	NORTHWEST FLORIDA TIMBER 144A	Corporate bonds	4.75%	3/4/2029		92,218
	NORTHWEST PIPELINE LLC	Corporate bonds	4.00%	4/1/2027		77,757
	NOVARTIS CAPITAL CORP	Corporate bonds	3.00%	11/20/2025		2,906
	NOVARTIS CAPITAL CORP	Corporate bonds	3.10%	5/17/2027		6,778
	NUCOR CORP	Corporate bonds	3.95%	5/1/2028		9,890
	NUVEEN LLC 144A	Corporate bonds	4.00%	11/1/2028		30,913
	NVENT FINANCE SARL	Corporate bonds	3.95%	4/15/2023		158,855

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	NVIDIA CORP	Corporate bonds	3.20%	9/16/2026		94,845
	NXP BV / NXP FUNDING LLC 144A	Corporate bonds	4.13%	6/1/2021		597,438
	NXP BV / NXP FUNDING LLC 144A	Corporate bonds	3.88%	9/1/2022		192,000
	OCCIDENTAL PETROLEUM CORP	Corporate bonds	2.70%	2/15/2023		48,462
	OHIO POWER CO	Corporate bonds	6.60%	2/15/2033		24,969
	OHIO POWER CO	Corporate bonds	4.15%	4/1/2048		19,736
	ONCOR ELECTRIC DELIVERY C 144A	Corporate bonds	3.70%	11/15/2028		20,211
	ONCOR ELECTRIC DELIVERY CO LLC	Corporate bonds	3.80%	9/30/2047		14,185
	ONEOK PARTNERS LP	Corporate bonds	8.63%	3/1/2019		191,346
	ORACLE CORP	Corporate bonds	4.00%	7/15/2046		125,967
	ORACLE CORP	Corporate bonds	4.00%	11/15/2047		9,317
	ORIX CORP	Corporate bonds	2.90%	7/18/2022		175,878
	PACIFIC GAS & ELECTRIC CO	Corporate bonds	6.05%	3/1/2034		18,531
	PACIFICORP	Corporate bonds	5.75%	4/1/2037		29,844
	PACIFICORP	Corporate bonds	4.13%	1/15/2049		24,602
	PATTERSON-UTI ENERGY INC	Corporate bonds	3.95%	2/1/2028		45,850
	PECO ENERGY CO	Corporate bonds	3.90%	3/1/2048		42,996

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PEPSICO INC	Corporate bonds	2.85%	2/24/2026		19,120
	PEPSICO INC	Corporate bonds	2.38%	10/6/2026		50,493
	PEPSICO INC	Corporate bonds	3.45%	10/6/2046		17,750
	PEPSICO INC	Corporate bonds	4.00%	5/2/2047		39,104
	PETRO-CANADA	Corporate bonds	9.25%	10/15/2021		11,449
	PETROLEOS MEXICANOS	Corporate bonds	6.00%	3/5/2020		34,621
	PETROLEOS MEXICANOS	Corporate bonds	5.63%	1/23/2046		72,661
	PETROLEOS MEXICANOS	Corporate bonds	6.50%	3/13/2027		188,000
	PFIZER INC	Corporate bonds	4.13%	12/15/2046		25,097
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	3.38%	8/11/2025		19,434
	PIONEER NATURAL RESOURCES CO	Corporate bonds	3.95%	7/15/2022		30,089
	PIONEER NATURAL RESOURCES CO	Corporate bonds	4.45%	1/15/2026		170,631
	PITNEY BOWES INC	Corporate bonds	3.88%	9/15/2020		78,200
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	3.65%	6/1/2022		9,817
	PRESIDENT & FELLOWS OF HARVARD	Corporate bonds	3.30%	7/15/2056		48,654
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	4.63%	9/15/2042		9,665
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	3.13%	5/15/2023		19,742

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	3.10%	11/15/2026		14,007
	PUBLIC SERVICE ELECTRIC & GAS	Corporate bonds	3.65%	9/1/2028		50,624
	QUALCOMM INC	Corporate bonds	3.45%	5/20/2025		25,015
	QUALCOMM INC	Corporate bonds	4.80%	5/20/2045		83,820
	RAYTHEON CO	Corporate bonds	7.20%	8/15/2027		25,170
	REALTY INCOME CORP	Corporate bonds	3.00%	1/15/2027		37,190
	RELX CAPITAL INC	Corporate bonds	3.50%	3/16/2023		168,652
	RELX CAPITAL INC	Corporate bonds	3.13%	10/15/2022		4,909
	REPUBLIC SERVICES INC	Corporate bonds	2.90%	7/1/2026		28,297
	REPUBLIC SERVICES INC	Corporate bonds	3.38%	11/15/2027		23,948
	REPUBLIC SERVICES INC	Corporate bonds	3.95%	5/15/2028		70,045
	REPUBLIC SERVICES INC	Corporate bonds	5.50%	9/15/2019		111,704
	REYNOLDS AMERICAN INC	Corporate bonds	4.85%	9/15/2023		60,718
	REYNOLDS AMERICAN INC	Corporate bonds	3.25%	6/12/2020		24,846
	REYNOLDS AMERICAN INC	Corporate bonds	4.00%	6/12/2022		39,569
	REYNOLDS AMERICAN INC	Corporate bonds	4.45%	6/12/2025		57,854
	RJ REYNOLDS TOBACCO CO/NC	Corporate bonds	6.88%	5/1/2020		67,637

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ROCKWELL COLLINS INC	Corporate bonds	3.10%	11/15/2021		24,796
	ROCKWELL COLLINS INC	Corporate bonds	2.80%	3/15/2022		77,759
	ROYAL BANK OF CANADA	Corporate bonds	2.13%	3/2/2020		69,278
	ROYAL BANK OF CANADA	Corporate bonds	2.15%	10/26/2020		49,232
	RPM INTERNATIONAL INC	Corporate bonds	3.75%	3/15/2027		18,990
	RYDER SYSTEM INC	Corporate bonds	2.65%	3/2/2020		79,264
	S&P GLOBAL INC	Corporate bonds	4.00%	6/15/2025		20,365
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.75%	5/15/2024		104,336
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.63%	3/1/2025		272,076
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.88%	6/30/2026		15,882
	SANTANDER UK GROUP HOLDINGS PL	Corporate bonds	3.37%	1/5/2024		284,648
	SANTANDER UK PLC 144A	Corporate bonds	5.00%	11/7/2023		234,358
	SCHLUMBERGER HLDS CORP 144A	Corporate bonds	4.00%	12/21/2025		39,482
	SEAGATE HDD CAYMAN	Corporate bonds	4.75%	1/1/2025		22,172
	SEASONED CREDIT RISK TRAN 2 MA	Corporate bonds	3.50%	11/25/2057		114,618
	SEMPRA ENERGY	Corporate bonds	2.94%	1/15/2021		54,076
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	3.25%	5/11/2025		34,511

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	4.38%	5/11/2045		9,229
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	3.50%	11/13/2023		35,390
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	3.88%	11/13/2028		25,691
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	2.40%	9/23/2021		149,882
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	2.88%	9/23/2023		173,938
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	3.20%	9/23/2026		59,725
	SOUTHERN POWER CO	Corporate bonds	2.38%	6/1/2020		69,041
	SOUTHWEST AIRLINES CO	Corporate bonds	2.75%	11/16/2022		29,354
	SOUTHWESTERN ELECTRIC POWER CO	Corporate bonds	4.10%	9/15/2028		30,106
	SOUTHWESTERN PUBLIC SERVICE CO	Corporate bonds	3.30%	6/15/2024		149,477
	SPECTRA ENERGY PARTNERS LP	Corporate bonds	4.75%	3/15/2024		51,384
	SPIRIT AEROSYSTEMS INC	Corporate bonds	3.95%	6/15/2023		174,479
	SPRINT SPECTRUM CO LLC / 144A	Corporate bonds	4.74%	9/20/2029		294,375
	SPRINT SPECTRUM CO LLC / 144A	Corporate bonds	3.36%	3/20/2023		661,934
	STARBUCKS CORP	Corporate bonds	3.75%	12/1/2047		12,421
	STARBUCKS CORP	Corporate bonds	3.80%	8/15/2025		19,778
	STARBUCKS CORP	Corporate bonds	4.50%	11/15/2048		4,654

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	STATE STREET CORP	Corporate bonds	5.63%	12/31/2049		56,700
	SUMITOMO MITSUI BANKING CORP	Corporate bonds	2.76%	10/18/2019		249,722
	SUMITOMO MITSUI FINANCIAL GROU	Corporate bonds	2.93%	3/9/2021		79,158
	SUMITOMO MITSUI TRUST BAN 144A	Corporate bonds	1.95%	9/19/2019		198,223
	SUNCOR ENERGY INC	Corporate bonds	5.95%	12/1/2034		33,392
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	4.65%	2/15/2022		10,155
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.35%	5/15/2045		27,439
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.40%	10/1/2047		18,124
	SUNTRUST BANK/ATLANTA GA	Corporate bonds	3.53%	10/26/2021		75,090
	SUNTRUST BANKS INC	Corporate bonds	4.00%	5/1/2025		20,064
	SYNCHRONY FINANCIAL	Corporate bonds	3.00%	8/15/2019		99,340
	SYNCHRONY FINANCIAL	Corporate bonds	2.70%	2/3/2020		162,197
	SYNGENTA FINANCE NV 144A	Corporate bonds	3.70%	4/24/2020		287,899
	SYNGENTA FINANCE NV 144A	Corporate bonds	4.44%	4/24/2023		192,744
	SYNOVUS FINANCIAL CORP	Corporate bonds	3.13%	11/1/2022		28,312
	SYSCO CORP	Corporate bonds	3.55%	3/15/2025		44,314
	TAKEDA PHARMACEUTICAL CO 144A	Corporate bonds	5.00%	11/26/2028		204,272

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	TAMPA ELECTRIC CO	Corporate bonds	2.60%	9/15/2022		29,084
	TAMPA ELECTRIC CO	Corporate bonds	4.30%	6/15/2048		23,889
	TAMPA ELECTRIC CO	Corporate bonds	4.45%	6/15/2049		9,749
	TAPESTRY INC	Corporate bonds	4.13%	7/15/2027		14,035
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	6.85%	12/16/2039		5,201
	TELUS CORP	Corporate bonds	4.60%	11/16/2048		9,913
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	1.70%	7/19/2019		98,448
	TEXAS EASTERN TRANSMISSIO 144A	Corporate bonds	2.80%	10/15/2022		14,425
	TEXAS EASTERN TRANSMISSIO 144A	Corporate bonds	3.50%	1/15/2028		70,809
	TEXAS EASTERN TRANSMISSIO 144A	Corporate bonds	4.15%	1/15/2048		160,206
	TEXAS INSTRUMENTS INC	Corporate bonds	4.15%	5/15/2048		19,957
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.15%	1/15/2023		19,600
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	4.15%	2/1/2024		25,324
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.00%	4/15/2023		87,560
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	2.95%	9/19/2026		13,843
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.20%	8/15/2027		37,175
	TIME WARNER ENTERTAINMENT CO L	Corporate bonds	8.38%	3/15/2023		45,633

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	TORONTO-DOMINION BANK/THE	Corporate bonds	3.50%	7/19/2023		40,275
	TOTAL SYSTEM SERVICES INC	Corporate bonds	3.75%	6/1/2023		14,878
	TOTAL SYSTEM SERVICES INC	Corporate bonds	3.80%	4/1/2021		19,996
	TOTAL SYSTEM SERVICES INC	Corporate bonds	4.00%	6/1/2023		64,895
	TOYOTA AUTO RECEIVABLES 2 D A3	Corporate bonds	1.93%	1/18/2022		497,964
	TOYOTA MOTOR CREDIT CORP	Corporate bonds	3.45%	9/20/2023		15,025
	TRANSCANADA PIPELINES LTD	Corporate bonds	6.10%	6/1/2040		50,225
	TRANSCANADA PIPELINES LTD	Corporate bonds	2.50%	8/1/2022		19,194
	TRANSCANADA PIPELINES LTD	Corporate bonds	4.88%	1/15/2026		67,277
	TRANSCANADA PIPELINES LTD	Corporate bonds	4.25%	5/15/2028		14,855
	TRANSCANADA TRUST	Corporate bonds	5.30%	3/15/2077		70,776
	TRANSCONTINENTAL GAS PIPE LINE	Corporate bonds	7.85%	2/1/2026		143,858
	TRANSCONTINENTAL GAS PIPE LINE	Corporate bonds	4.00%	3/15/2028		107,562
	TRANSCONTINENTAL GAS PIPE LINE	Corporate bonds	4.60%	3/15/2048		46,751
	TRAVELERS COS INC/THE	Corporate bonds	4.30%	8/25/2045		24,142
	TRAVELERS COS INC/THE	Corporate bonds	4.05%	3/7/2048		9,693
	TRIMBLE INC	Corporate bonds	4.15%	6/15/2023		33,175

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	TRINITY ACQUISITION PLC	Corporate bonds	4.40%	3/15/2026		14,906
	TYCO ELECTRONICS GROUP SA	Corporate bonds	3.45%	8/1/2024		9,733
	TYSON FOODS INC	Corporate bonds	3.95%	8/15/2024		29,826
	TYSON FOODS INC	Corporate bonds	3.55%	6/2/2027		45,665
	TYSON FOODS INC	Corporate bonds	4.55%	6/2/2047		8,762
	TYSON FOODS INC	Corporate bonds	3.90%	9/28/2023		9,986
	TYSON FOODS INC	Corporate bonds	5.10%	9/28/2048		9,596
	UBS AG/STAMFORD CT	Corporate bonds	7.63%	8/17/2022		266,250
	UNION PACIFIC CORP	Corporate bonds	3.88%	2/1/2055		46,107
	UNION PACIFIC CORP	Corporate bonds	2.75%	3/1/2026		74,614
	UNION PACIFIC CORP	Corporate bonds	4.10%	9/15/2067		76,486
	UNION PACIFIC CORP	Corporate bonds	4.80%	9/10/2058		34,828
	UNION PACIFIC CORP	Corporate bonds	3.95%	9/10/2028		19,973
	UNION PACIFIC RAILROAD CO 2014	Corporate bonds	3.23%	5/14/2026		50,809
	UNITED AIRLINES 2016-2 CLASS A	Corporate bonds	2.88%	4/7/2030		17,395
	UNITED AIRLINES 2018-1 CLASS B	Corporate bonds	4.60%	9/1/2027		25,010
	UNITED TECHNOLOGIES CORP	Corporate bonds	1.95%	11/1/2021		62,397

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	UNITED TECHNOLOGIES CORP	Corporate bonds	3.75%	11/1/2046		67,476
	UNITED TECHNOLOGIES CORP	Corporate bonds	4.63%	11/16/2048		4,828
	UNITED TECHNOLOGIES CORP	Corporate bonds	3.35%	8/16/2021		378,972
	UNITEDHEALTH GROUP INC	Corporate bonds	2.88%	12/15/2021		214,305
	UNITEDHEALTH GROUP INC	Corporate bonds	4.75%	7/15/2045		42,320
	UNITEDHEALTH GROUP INC	Corporate bonds	4.25%	6/15/2048		24,986
	UNITEDHEALTH GROUP INC	Corporate bonds	3.70%	12/15/2025		25,249
	US AIRWAYS 2013-1 CLASS B PASS	Corporate bonds	5.38%	5/15/2023		3,960
	US BANCORP	Corporate bonds	3.10%	4/27/2026		23,672
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.45%	3/15/2021		25,165
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.40%	11/1/2034		137,822
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.50%	3/16/2047		111,659
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.50%	8/10/2033		167,805
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.33%	9/21/2028		133,547
	VIACOM INC	Corporate bonds	4.38%	3/15/2043		35,530
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.00%	5/15/2037		167,399
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	2.75%	3/15/2023		82,879

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	3.80%	4/1/2028		20,084
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	4.60%	12/1/2048		15,645
	VISA INC	Corporate bonds	3.15%	12/14/2025		44,221
	VODAFONE GROUP PLC	Corporate bonds	3.75%	1/16/2024		133,060
	VODAFONE GROUP PLC	Corporate bonds	4.13%	5/30/2025		59,273
	VODAFONE GROUP PLC	Corporate bonds	5.25%	5/30/2048		103,272
	WACHOVIA CORP	Corporate bonds	5.50%	8/1/2035		20,453
	WALGREEN CO	Corporate bonds	4.40%	9/15/2042		17,533
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	4.80%	11/18/2044		63,733
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	3.45%	6/1/2026		27,286
	WALMART INC	Corporate bonds	4.05%	6/29/2048		24,875
	WALMART INC	Corporate bonds	3.55%	6/26/2025		40,441
	WARNER MEDIA LLC	Corporate bonds	4.75%	3/29/2021		71,765
	WARNER MEDIA LLC	Corporate bonds	3.40%	6/15/2022		78,924
	WARNER MEDIA LLC	Corporate bonds	5.35%	12/15/2043		19,278
	WARNER MEDIA LLC	Corporate bonds	3.88%	1/15/2026		99,330
	WARNER MEDIA LLC	Corporate bonds	3.80%	2/15/2027		103,213

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	WEC ENERGY GROUP INC	Corporate bonds	3.38%	6/15/2021		24,984
	WELLS FARGO & CO	Corporate bonds	3.00%	4/22/2026		20,500
	WELLS FARGO & CO	Corporate bonds	4.30%	7/22/2027		34,428
	WELLS FARGO & CO	Corporate bonds	2.60%	7/22/2020		122,798
	WELLS FARGO & CO	Corporate bonds	2.63%	7/22/2022		173,567
	WELLS FARGO BANK NA	Corporate bonds	2.60%	1/15/2021		360,466
	WESTPAC BANKING CORP	Corporate bonds	2.60%	11/23/2020		4,936
	WESTPAC BANKING CORP	Corporate bonds	2.15%	3/6/2020		34,625
	WESTPAC BANKING CORP	Corporate bonds	3.65%	5/15/2023		100,601
	WESTROCK RKT LLC	Corporate bonds	4.90%	3/1/2022		27,788
	WILLIAMS COS INC/THE	Corporate bonds	7.50%	1/15/2031		41,780
	WILLIAMS COS INC/THE	Corporate bonds	7.88%	9/1/2021		60,063
	WILLIAMS COS INC/THE	Corporate bonds	4.13%	11/15/2020		10,079
	WILLIS NORTH AMERICA INC	Corporate bonds	3.60%	5/15/2024		9,764
	WILLIS NORTH AMERICA INC	Corporate bonds	4.50%	9/15/2028		49,608
	WISCONSIN POWER & LIGHT CO	Corporate bonds	3.05%	10/15/2027		33,479
					Total Corporate Bonds	48,559,141

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value

	FEDERAL FARM CR BK CONS BD	U.S. Government Agencies	3.22%	1/2/2029		187,085
	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.50%	7/15/2036		315,015
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.75%	3/15/2031		32,631
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.25%	7/15/2032		125,514
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	9/15/2029		48,739
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	3/15/2031		13,379
	FEDERAL NATL MTG ASSN STRIP	U.S. Government Agencies	—%	5/15/2030		415,311
	GNMA POOL #0499416	U.S. Government Agencies	6.00%	2/15/2029		179
	GNMA POOL #0615516	U.S. Government Agencies	4.50%	9/15/2033		12,188
	GNMA POOL #0689835	U.S. Government Agencies	6.50%	8/15/2038		5,181
	GNMA POOL #0728627	U.S. Government Agencies	4.50%	1/15/2040		12,475
	GNMA POOL #0738019	U.S. Government Agencies	4.50%	2/15/2041		14,233
	GNMA POOL #0745793	U.S. Government Agencies	4.50%	7/15/2040		21,541
	GNMA POOL #0759138	U.S. Government Agencies	4.00%	1/15/2041		45,548
	GNMA POOL #0762838	U.S. Government Agencies	4.00%	3/15/2041		28,615
	GNMA POOL #0781590	U.S. Government Agencies	5.50%	4/15/2033		3,583

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA POOL #0782510	U.S. Government Agencies	6.50%	12/15/2038		10,203
	GNMA POOL #0782557	U.S. Government Agencies	5.00%	1/15/2039		60,855
	GNMA POOL #0782619	U.S. Government Agencies	5.00%	4/15/2039		46,688
	GNMA POOL #0782958	U.S. Government Agencies	5.00%	5/15/2040		23,302
	GNMA POOL #0783571	U.S. Government Agencies	5.00%	12/15/2033		21,842
	GNMA POOL #0783609	U.S. Government Agencies	4.50%	10/15/2040		73,496
	GNMA POOL #0783610	U.S. Government Agencies	4.50%	11/15/2041		50,098
	GNMA GTD REMIC P/T 15-3 ZD	U.S. Government Agencies	4.00%	1/20/2045		399,911
	GNMA II POOL #0004223	U.S. Government Agencies	6.50%	8/20/2038		13,091
	GNMA II POOL #0004292	U.S. Government Agencies	6.50%	11/20/2038		4,720
	GNMA II POOL #0004559	U.S. Government Agencies	5.00%	10/20/2039		153,314
	GNMA II POOL #0004598	U.S. Government Agencies	4.50%	12/20/2039		4,715
	GNMA II POOL #0004617	U.S. Government Agencies	4.50%	1/20/2040		5,769
	GNMA II POOL #0004636	U.S. Government Agencies	4.50%	2/20/2040		4,614
	GNMA II POOL #0004696	U.S. Government Agencies	4.50%	5/20/2040		317
	GNMA II POOL #0004771	U.S. Government Agencies	4.50%	8/20/2040		10,956
	GNMA II POOL #0004800	U.S. Government Agencies	4.00%	9/20/2040		5,259

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0004833	U.S. Government Agencies	4.00%	10/20/2040		5,721
	GNMA II POOL #0004882	U.S. Government Agencies	4.00%	12/20/2040		59,506
	GNMA II POOL #0004922	U.S. Government Agencies	4.00%	1/20/2041		40,264
	GNMA II POOL #0005018	U.S. Government Agencies	5.00%	4/20/2041		13,095
	GNMA II POOL #0005056	U.S. Government Agencies	5.00%	5/20/2041		3,341
	GNMA II POOL #0005083	U.S. Government Agencies	5.00%	6/20/2041		20,972
	GNMA II POOL #0005115	U.S. Government Agencies	4.50%	7/20/2041		175,331
	GNMA II POOL #0005116	U.S. Government Agencies	5.00%	7/20/2041		18,171
	GNMA II POOL #0783584	U.S. Government Agencies	4.50%	7/20/2041		27,313
	GNMA II POOL #0783590	U.S. Government Agencies	4.50%	6/20/2041		33,483
	GNMA II POOL #0A3034S	U.S. Government Agencies	3.50%	8/20/2045		1,644,636
	GNMA II POOL #0MA1678	U.S. Government Agencies	4.00%	2/20/2044		602,677
	GNMA II POOL #0MA2960	U.S. Government Agencies	3.00%	7/20/2045		931,606
	GNMA II POOL #0MA3104	U.S. Government Agencies	3.00%	9/20/2045		464,919
	GNMA II POOL #0MA3173	U.S. Government Agencies	3.50%	10/20/2045		145,489
	GNMA II POOL #0MA3597	U.S. Government Agencies	3.50%	4/20/2046		1,239,451
	GNMA II POOL #0MA4321	U.S. Government Agencies	3.50%	2/20/2047		1,572,271

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0MA5466	U.S. Government Agencies	4.00%	9/20/2048		813,605
					Total U.S. Government Agencies	9,982,218

	MASSACHUSETTS ST SCH BLDG AUTH	State and local obligations	5.00%	10/15/2041		53,283
	NEW JERSEY ST TRANSPRTN TRUST	State and local obligations	5.00%	6/15/2036		205,064
	NEW YORK ST URBAN DEV CORP REV	State and local obligations	5.00%	3/15/2024		122,850
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.77%	5/15/2115		102,818
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.86%	5/15/2039		41,989
					Total State and Local Obligations	526,004

	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.50%	1/1/2038		71,438
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.50%	9/1/2038		76,612
	FHLMC POOL #A9-0196	Agency mortgage backed securities	4.50%	12/1/2039		15,226
	FHLMC POOL #A9-7420	Agency mortgage backed securities	4.00%	3/1/2041		329,427
	FHLMC POOL #C0-3811	Agency mortgage backed securities	3.50%	4/1/2042		54,686
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.00%	7/1/2035		70,030
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.00%	7/1/2035		55,206

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.00%	8/1/2043		289,245
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.50%	6/1/2041		23,217
	FHLMC POOL #G0-7613	Agency mortgage backed securities	6.00%	4/1/2039		40,587
	FHLMC POOL #G0-7642	Agency mortgage backed securities	5.00%	10/1/2041		37,203
	FHLMC POOL #G0-7786	Agency mortgage backed securities	4.00%	8/1/2044		79,480
	FHLMC POOL #G0-7962	Agency mortgage backed securities	5.00%	11/1/2041		126,484
	FHLMC POOL #G0-8624	Agency mortgage backed securities	4.00%	1/1/2045		171,585
	FHLMC POOL #G0-8672	Agency mortgage backed securities	4.00%	10/1/2045		148,986
	FHLMC POOL #G0-8784	Agency mortgage backed securities	3.50%	9/1/2047		2,202,209
	FHLMC POOL #G0-8800	Agency mortgage backed securities	3.50%	1/1/2048		394,862
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.50%	5/1/2022		29,426
	FHLMC POOL #G1-5520	Agency mortgage backed securities	3.00%	7/1/2030		74,341
	FHLMC POOL #G6-0018	Agency mortgage backed securities	4.50%	12/1/2043		63,344
	FHLMC POOL #G6-0148	Agency mortgage backed securities	4.50%	7/1/2045		98,257
	FHLMC POOL #G6-0198	Agency mortgage backed securities	4.50%	9/1/2044		116,311
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.50%	10/1/2020		1,275
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.00%	12/1/2020		801

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.50%	6/1/2021		10,247
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.00%	8/1/2021		13,122
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.00%	9/1/2021		57,009
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.50%	3/1/2021		509
	FHLMC POOL #J3-1418	Agency mortgage backed securities	2.50%	5/1/2030		40,671
	FHLMC POOL #J3-1689	Agency mortgage backed securities	3.00%	5/1/2030		84,788
	FHLMC POOL #J3-2181	Agency mortgage backed securities	3.00%	7/1/2030		8,506
	FHLMC POOL #J3-2204	Agency mortgage backed securities	2.50%	7/1/2030		15,579
	FHLMC POOL #J3-2209	Agency mortgage backed securities	2.50%	7/1/2030		14,344
	FHLMC POOL #J3-2436	Agency mortgage backed securities	3.00%	8/1/2030		10,686
	FHLMC POOL #J3-2491	Agency mortgage backed securities	2.50%	7/1/2030		3,856
	FHLMC POOL #Q0-0804	Agency mortgage backed securities	4.50%	5/1/2041		32,913
	FHLMC POOL #Q0-0959	Agency mortgage backed securities	4.50%	5/1/2041		33,687
	FHLMC POOL #Q1-4866	Agency mortgage backed securities	3.00%	1/1/2043		58,901
	FHLMC POOL #Q1-6403	Agency mortgage backed securities	3.00%	3/1/2043		56,834
	FHLMC POOL #Q1-6567	Agency mortgage backed securities	3.00%	3/1/2043		60,770
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.00%	3/1/2043		54,085

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #Q1-7095	Agency mortgage backed securities	3.00%	4/1/2043		57,833
	FHLMC POOL #Q2-0021	Agency mortgage backed securities	3.50%	7/1/2043		67,119
	FHLMC POOL #Q2-0206	Agency mortgage backed securities	3.50%	7/1/2043		60,217
	FHLMC POOL #Q2-4894	Agency mortgage backed securities	4.50%	2/1/2044		39,164
	FHLMC POOL #Q2-7375	Agency mortgage backed securities	4.50%	7/1/2044		20,709
	FHLMC POOL #Q2-9187	Agency mortgage backed securities	4.50%	10/1/2044		15,930
	FHLMC POOL #Q3-1644	Agency mortgage backed securities	4.00%	2/1/2045		871,108
	FHLMC POOL #Q3-6302	Agency mortgage backed securities	3.50%	9/1/2045		10,834
	FHLMC POOL #Q3-6972	Agency mortgage backed securities	4.00%	10/1/2045		107,335
	FHLMC POOL #V6-0696	Agency mortgage backed securities	3.00%	1/1/2030		17,122
	FHLMC POOL #V6-0724	Agency mortgage backed securities	3.00%	1/1/2030		26,299
	FHLMC POOL #V6-0770	Agency mortgage backed securities	2.50%	3/1/2030		36,487
	FHLMC POOL #V6-0796	Agency mortgage backed securities	2.50%	5/1/2030		59,733
	FHLMC POOL #V6-0840	Agency mortgage backed securities	3.00%	6/1/2030		107,471
	FHLMC POOL #V6-0886	Agency mortgage backed securities	2.50%	8/1/2030		65,778
	FHLMC POOL #V6-0902	Agency mortgage backed securities	2.50%	8/1/2030		50,785
	FHLMC POOL #V6-0903	Agency mortgage backed securities	2.50%	9/1/2030		49,158

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #V6-0904	Agency mortgage backed securities	2.50%	9/1/2030		99,896
	FHLMC POOL #V6-0905	Agency mortgage backed securities	2.50%	7/1/2030		4,965
	FHLMC POOL #V6-0908	Agency mortgage backed securities	3.00%	8/1/2030		101,127
	FHLMC POOL #V6-0909	Agency mortgage backed securities	3.00%	8/1/2030		16,292
	FHLMC POOL #V8-0169	Agency mortgage backed securities	3.00%	7/1/2043		243,623
	FHLMC POOL #V8-0355	Agency mortgage backed securities	3.50%	8/1/2043		60,222
	FHLMC POOL #V8-3224	Agency mortgage backed securities	3.50%	7/1/2047		359,842
	FHLMC MULTICLASS MTG 4316 XZ	Agency mortgage backed securities	4.50%	3/15/2044		228,464
	FHLMC MULTICLASS MTG 4352 ZX	Agency mortgage backed securities	4.00%	4/15/2044		325,106
	FHLMC MULTICLASS MTG K075 A2	Agency mortgage backed securities	3.65%	2/25/2028		81,952
	FHLMC MULTICLASS MTG K085 A2	Agency mortgage backed securities	4.06%	10/25/2028		131,642
	FHLMC MULTICLASS MTG KC02 A2	Agency mortgage backed securities	3.37%	7/25/2025		236,814
	FNMA POOL #0254548	Agency mortgage backed securities	5.50%	12/1/2032		72,228
	FNMA POOL #0255316	Agency mortgage backed securities	5.00%	7/1/2019		1,131
	FNMA POOL #0555424	Agency mortgage backed securities	5.50%	5/1/2033		54,531
	FNMA POOL #0555591	Agency mortgage backed securities	5.50%	7/1/2033		23,761

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0676654	Agency mortgage backed securities	5.50%	1/1/2033		67,761
	FNMA POOL #0676661	Agency mortgage backed securities	5.50%	1/1/2033		46,972
	FNMA POOL #0735989	Agency mortgage backed securities	5.50%	2/1/2035		2,890
	FNMA POOL #0888601	Agency mortgage backed securities	5.50%	6/1/2020		1,684
	FNMA POOL #0889466	Agency mortgage backed securities	6.00%	5/1/2038		14,595
	FNMA POOL #0889529	Agency mortgage backed securities	6.00%	3/1/2038		6,060
	FNMA POOL #0889983	Agency mortgage backed securities	6.00%	10/1/2038		10,522
	FNMA POOL #0909353	Agency mortgage backed securities	5.50%	2/1/2022		46,456
	FNMA POOL #0995113	Agency mortgage backed securities	5.50%	9/1/2036		99,714
	FNMA POOL #0995320	Agency mortgage backed securities	4.50%	12/1/2020		12,210
	FNMA POOL #0995324	Agency mortgage backed securities	5.00%	12/1/2020		25,856
	FNMA POOL #0AB1226	Agency mortgage backed securities	4.50%	7/1/2040		7,977
	FNMA POOL #0AB3251	Agency mortgage backed securities	3.50%	7/1/2026		166,428
	FNMA POOL #0AB3314	Agency mortgage backed securities	4.50%	7/1/2041		7,575
	FNMA POOL #0AB4530	Agency mortgage backed securities	4.00%	2/1/2042		33,017
	FNMA POOL #0AB7271	Agency mortgage backed securities	3.00%	12/1/2042		50,812
	FNMA POOL #0AB7425	Agency mortgage backed securities	3.00%	12/1/2042		43,202

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AB7458	Agency mortgage backed securities	3.00%	1/1/2043		53,649
	FNMA POOL #0AB7497	Agency mortgage backed securities	3.00%	1/1/2043		52,108
	FNMA POOL #0AB7567	Agency mortgage backed securities	3.00%	1/1/2043		53,534
	FNMA POOL #0AB7755	Agency mortgage backed securities	3.00%	1/1/2043		56,836
	FNMA POOL #0AB7762	Agency mortgage backed securities	3.00%	2/1/2043		48,492
	FNMA POOL #0AB8558	Agency mortgage backed securities	3.00%	2/1/2043		47,514
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.00%	3/1/2043		73,003
	FNMA POOL #0AB8712	Agency mortgage backed securities	3.00%	3/1/2043		16,561
	FNMA POOL #0AB8830	Agency mortgage backed securities	3.00%	3/1/2043		44,232
	FNMA POOL #0AB8923	Agency mortgage backed securities	3.00%	4/1/2043		57,893
	FNMA POOL #0AB8924	Agency mortgage backed securities	3.00%	4/1/2043		51,860
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.00%	4/1/2043		56,748
	FNMA POOL #0AB9173	Agency mortgage backed securities	3.00%	5/1/2043		57,154
	FNMA POOL #0AB9341	Agency mortgage backed securities	3.00%	5/1/2043		160,899
	FNMA POOL #0AB9462	Agency mortgage backed securities	3.00%	5/1/2043		76,743
	FNMA POOL #0AB9662	Agency mortgage backed securities	3.00%	6/1/2043		93,048
	FNMA POOL #0AC1876	Agency mortgage backed securities	4.00%	9/1/2039		1,142,095

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AC9312	Agency mortgage backed securities	4.00%	10/1/2041		17,403
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.00%	11/1/2021		3,525
	FNMA POOL #0AD7992	Agency mortgage backed securities	4.50%	7/1/2040		26,801
	FNMA POOL #0AD8036	Agency mortgage backed securities	4.50%	8/1/2040		74,316
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.50%	7/1/2025		76,482
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.00%	7/1/2025		21,157
	FNMA POOL #0AE0823	Agency mortgage backed securities	6.00%	9/1/2040		6,587
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.00%	5/1/2021		4,927
	FNMA POOL #0AE3049	Agency mortgage backed securities	4.50%	9/1/2040		503,320
	FNMA POOL #0AE6056	Agency mortgage backed securities	4.00%	9/1/2040		21,485
	FNMA POOL #0AE8395	Agency mortgage backed securities	4.00%	11/1/2040		52,611
	FNMA POOL #0AH3518	Agency mortgage backed securities	4.00%	2/1/2041		55,063
	FNMA POOL #0AH3813	Agency mortgage backed securities	4.00%	1/1/2041		101,667
	FNMA POOL #0AJ4898	Agency mortgage backed securities	4.00%	1/1/2042		65,700
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.50%	5/1/2040		61,682
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.00%	12/1/2026		51,430
	FNMA POOL #0AL2482	Agency mortgage backed securities	4.50%	9/1/2042		23,865

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL2499	Agency mortgage backed securities	4.50%	1/1/2042		618,889
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.00%	9/1/2026		69,884
	FNMA POOL #0AL2935	Agency mortgage backed securities	3.50%	2/1/2043		52,277
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.00%	2/1/2043		164,050
	FNMA POOL #0AL3597	Agency mortgage backed securities	4.00%	1/1/2043		83,390
	FNMA POOL #0AL3759	Agency mortgage backed securities	3.00%	5/1/2043		53,086
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.50%	7/1/2043		230,742
	FNMA POOL #0AL4010	Agency mortgage backed securities	3.50%	7/1/2043		85,126
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.50%	7/1/2043		219,566
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.00%	4/1/2040		66,368
	FNMA POOL #0AL4142	Agency mortgage backed securities	6.00%	6/1/2041		24,995
	FNMA POOL #0AL4244	Agency mortgage backed securities	4.00%	7/1/2042		133,486
	FNMA POOL #0AL4682	Agency mortgage backed securities	3.50%	12/1/2043		60,334
	FNMA POOL #0AL4922	Agency mortgage backed securities	3.50%	2/1/2029		44,035
	FNMA POOL #0AL5097	Agency mortgage backed securities	4.50%	9/1/2043		145,261
	FNMA POOL #0AL5231	Agency mortgage backed securities	4.50%	9/1/2042		82,917
	FNMA POOL #0AL5601	Agency mortgage backed securities	4.00%	8/1/2044		463,856

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL5884	Agency mortgage backed securities	3.50%	8/1/2029		154,119
	FNMA POOL #0AL5956	Agency mortgage backed securities	4.00%	5/1/2027		119,793
	FNMA POOL #0AL6144	Agency mortgage backed securities	3.00%	1/1/2030		236,876
	FNMA POOL #0AL6302	Agency mortgage backed securities	4.50%	10/1/2041		85,899
	FNMA POOL #0AL6583	Agency mortgage backed securities	3.00%	3/1/2030		58,085
	FNMA POOL #0AL6584	Agency mortgage backed securities	3.00%	4/1/2030		48,860
	FNMA POOL #0AL6626	Agency mortgage backed securities	4.00%	12/1/2042		47,772
	FNMA POOL #0AL6761	Agency mortgage backed securities	3.00%	5/1/2030		28,680
	FNMA POOL #0AL6854	Agency mortgage backed securities	3.00%	2/1/2044		2,291,823
	FNMA POOL #0AL7139	Agency mortgage backed securities	3.00%	7/1/2030		39,134
	FNMA POOL #0AL7225	Agency mortgage backed securities	3.00%	8/1/2030		72,424
	FNMA POOL #0AL7227	Agency mortgage backed securities	3.00%	8/1/2030		65,323
	FNMA POOL #0AL7369	Agency mortgage backed securities	4.00%	1/1/2043		56,918
	FNMA POOL #0AL7442	Agency mortgage backed securities	4.00%	10/1/2045		35,923
	FNMA POOL #0AL7443	Agency mortgage backed securities	4.00%	10/1/2045		51,502
	FNMA POOL #0AL7577	Agency mortgage backed securities	4.00%	10/1/2043		42,869
	FNMA POOL #0AQ1292	Agency mortgage backed securities	2.50%	2/1/2028		37,521

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AR3218	Agency mortgage backed securities	3.50%	4/1/2043		72,171
	FNMA POOL #0AR7568	Agency mortgage backed securities	3.00%	3/1/2043		32,430
	FNMA POOL #0AR7576	Agency mortgage backed securities	3.00%	3/1/2043		55,343
	FNMA POOL #0AR8630	Agency mortgage backed securities	3.00%	4/1/2043		54,716
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.00%	3/1/2043		79,064
	FNMA POOL #0AR9218	Agency mortgage backed securities	3.00%	3/1/2043		47,470
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.50%	8/1/2043		53,566
	FNMA POOL #0AS1453	Agency mortgage backed securities	3.50%	1/1/2044		21,396
	FNMA POOL #0AS1539	Agency mortgage backed securities	3.50%	1/1/2044		35,488
	FNMA POOL #0AS2488	Agency mortgage backed securities	4.00%	5/1/2044		21,082
	FNMA POOL #0AS2591	Agency mortgage backed securities	3.50%	6/1/2044		13,722
	FNMA POOL #0AS2676	Agency mortgage backed securities	3.00%	6/1/2029		51,008
	FNMA POOL #0AS3031	Agency mortgage backed securities	3.50%	8/1/2044		36,402
	FNMA POOL #0AS3034	Agency mortgage backed securities	3.50%	8/1/2044		23,470
	FNMA POOL #0AS3220	Agency mortgage backed securities	3.00%	9/1/2029		47,415
	FNMA POOL #0AS3355	Agency mortgage backed securities	3.00%	9/1/2029		39,797
	FNMA POOL #0AS5093	Agency mortgage backed securities	2.50%	6/1/2030		41,252

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS5147	Agency mortgage backed securities	2.50%	6/1/2030		28,640
	FNMA POOL #0AS5407	Agency mortgage backed securities	2.50%	7/1/2030		66,458
	FNMA POOL #0AS5548	Agency mortgage backed securities	2.50%	8/1/2030		30,348
	FNMA POOL #0AS5551	Agency mortgage backed securities	2.50%	8/1/2030		28,891
	FNMA POOL #0AS5614	Agency mortgage backed securities	2.50%	8/1/2030		39,326
	FNMA POOL #0AS5618	Agency mortgage backed securities	2.50%	8/1/2030		31,825
	FNMA POOL #0AS5622	Agency mortgage backed securities	3.00%	8/1/2030		51,912
	FNMA POOL #0AS5623	Agency mortgage backed securities	3.00%	8/1/2030		56,680
	FNMA POOL #0AS5707	Agency mortgage backed securities	3.50%	8/1/2030		9,563
	FNMA POOL #0AS5708	Agency mortgage backed securities	3.50%	8/1/2030		42,809
	FNMA POOL #0AS5714	Agency mortgage backed securities	3.00%	9/1/2030		38,482
	FNMA POOL #0AS5728	Agency mortgage backed securities	3.00%	9/1/2030		51,250
	FNMA POOL #0AS5786	Agency mortgage backed securities	2.50%	9/1/2030		36,255
	FNMA POOL #0AS5872	Agency mortgage backed securities	2.50%	9/1/2030		45,109
	FNMA POOL #0AS5949	Agency mortgage backed securities	4.00%	10/1/2045		105,288
	FNMA POOL #0AS5952	Agency mortgage backed securities	4.50%	10/1/2045		91,919
	FNMA POOL #0AS6008	Agency mortgage backed securities	4.00%	10/1/2045		120,685

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS6009	Agency mortgage backed securities	4.00%	10/1/2045		85,315
	FNMA POOL #0AS8487	Agency mortgage backed securities	3.00%	12/1/2046		368,781
	FNMA POOL #0AS8489	Agency mortgage backed securities	3.00%	12/1/2046		342,851
	FNMA POOL #0AS8509	Agency mortgage backed securities	3.00%	12/1/2046		368,999
	FNMA POOL #0AT2037	Agency mortgage backed securities	3.00%	4/1/2043		20,930
	FNMA POOL #0AT2040	Agency mortgage backed securities	3.00%	4/1/2043		49,620
	FNMA POOL #0AT2043	Agency mortgage backed securities	3.00%	4/1/2043		59,817
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.00%	5/1/2043		105,108
	FNMA POOL #0AT4327	Agency mortgage backed securities	3.50%	7/1/2043		61,600
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.50%	6/1/2043		59,217
	FNMA POOL #0AT6654	Agency mortgage backed securities	3.00%	5/1/2043		51,657
	FNMA POOL #0AT7333	Agency mortgage backed securities	3.50%	8/1/2043		15,052
	FNMA POOL #0AT7676	Agency mortgage backed securities	3.00%	6/1/2043		28,174
	FNMA POOL #0AT7940	Agency mortgage backed securities	3.50%	7/1/2043		59,380
	FNMA POOL #0AT8464	Agency mortgage backed securities	3.50%	7/1/2043		53,238
	FNMA POOL #0AU0613	Agency mortgage backed securities	3.50%	8/1/2043		58,442
	FNMA POOL #0AU1633	Agency mortgage backed securities	3.50%	7/1/2043		125,928

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AU3032	Agency mortgage backed securities	3.50%	8/1/2043		14,910
	FNMA POOL #0AV8876	Agency mortgage backed securities	4.00%	12/1/2044		41,238
	FNMA POOL #0AW0391	Agency mortgage backed securities	3.50%	4/1/2029		48,852
	FNMA POOL #0AW0937	Agency mortgage backed securities	3.00%	4/1/2029		46,956
	FNMA POOL #0AW1007	Agency mortgage backed securities	4.00%	5/1/2044		33,649
	FNMA POOL #0AW1247	Agency mortgage backed securities	3.00%	5/1/2029		56,324
	FNMA POOL #0AW4287	Agency mortgage backed securities	3.50%	8/1/2044		14,979
	FNMA POOL #0AW7055	Agency mortgage backed securities	4.00%	7/1/2044		26,179
	FNMA POOL #0AW8188	Agency mortgage backed securities	3.50%	9/1/2044		35,466
	FNMA POOL #0AW8191	Agency mortgage backed securities	3.50%	9/1/2044		34,485
	FNMA POOL #0AX3298	Agency mortgage backed securities	3.00%	8/1/2030		9,621
	FNMA POOL #0AX8713	Agency mortgage backed securities	4.00%	1/1/2045		70,606
	FNMA POOL #0AX9700	Agency mortgage backed securities	3.00%	7/1/2030		13,273
	FNMA POOL #0AX9701	Agency mortgage backed securities	3.00%	7/1/2030		46,041
	FNMA POOL #0AY0808	Agency mortgage backed securities	3.50%	4/1/2045		274,824
	FNMA POOL #0AY0828	Agency mortgage backed securities	2.50%	5/1/2030		18,722
	FNMA POOL #0AY3416	Agency mortgage backed securities	2.50%	4/1/2030		39,306

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AY8218	Agency mortgage backed securities	4.00%	5/1/2045		28,189
	FNMA POOL #0AY8440	Agency mortgage backed securities	2.50%	8/1/2030		518,932
	FNMA POOL #0AY9770	Agency mortgage backed securities	4.00%	5/1/2045		70,143
	FNMA POOL #0AZ2170	Agency mortgage backed securities	2.50%	7/1/2030		17,423
	FNMA POOL #0AZ2297	Agency mortgage backed securities	3.00%	7/1/2030		6,551
	FNMA POOL #0AZ4782	Agency mortgage backed securities	4.00%	10/1/2045		127,614
	FNMA POOL #0AZ5719	Agency mortgage backed securities	3.00%	9/1/2030		21,336
	FNMA POOL #0AZ7833	Agency mortgage backed securities	3.00%	8/1/2030		10,845
	FNMA POOL #0AZ8597	Agency mortgage backed securities	3.00%	8/1/2030		5,147
	FNMA POOL #0AZ9243	Agency mortgage backed securities	4.00%	10/1/2045		15,584
	FNMA POOL #0AZ9244	Agency mortgage backed securities	4.00%	10/1/2045		17,508
	FNMA POOL #0BA2877	Agency mortgage backed securities	4.00%	10/1/2045		17,783
	FNMA POOL #0BA2878	Agency mortgage backed securities	4.00%	10/1/2045		16,419
	FNMA POOL #0BA2879	Agency mortgage backed securities	4.00%	10/1/2045		16,891
	FNMA POOL #0BC4752	Agency mortgage backed securities	3.00%	10/1/2046		257,308
	FNMA POOL #0BD6102	Agency mortgage backed securities	3.00%	10/1/2046		43,946
	FNMA POOL #0BD6533	Agency mortgage backed securities	3.00%	10/1/2046		71,188

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0BD6718	Agency mortgage backed securities	3.00%	9/1/2046		24,364
	FNMA POOL #0BH9277	Agency mortgage backed securities	3.00%	2/1/2048		790,606
	FNMA POOL #0BK7881	Agency mortgage backed securities	5.00%	10/1/2048		308,065
	FNMA POOL #0BM1145	Agency mortgage backed securities	3.00%	3/1/2043		440,532
	FNMA POOL #0BM3282	Agency mortgage backed securities	3.00%	12/1/2047		393,717
	FNMA POOL #0CA1461	Agency mortgage backed securities	4.00%	3/1/2048		1,207,561
	FNMA POOL #0CA1522	Agency mortgage backed securities	3.00%	4/1/2048		382,734
	FNMA POOL #0MA1363	Agency mortgage backed securities	3.00%	2/1/2043		138,991
	FNMA POOL #0MA2670	Agency mortgage backed securities	3.00%	7/1/2046		395,342
	FNMA POOL #0MA3444	Agency mortgage backed securities	4.50%	6/1/2048		305,054
	FNMA POOL #0MA3521	Agency mortgage backed securities	4.00%	11/1/2048		293,082
	FNMA GTD REMIC P/T	Agency mortgage backed securities	0.15%	12/27/2022		52,909
	FNMA GTD REMIC P/T 11-8 ZA	Agency mortgage backed securities	4.00%	2/25/2041		841,690
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	4.00%	8/25/2033		319,332
	FNMA GTD REMIC P/T 18-M14 A2	Agency mortgage backed securities	3.58%	8/25/2028		204,938
					Total Agency Mortgage Backed Securities	30,559,823

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BAMLL COMMERCIAL M PARK A 144A	Asset and other mortgage backed securities	2.96%	12/10/2030		275,962
	BEAR STEARNS ALT-A TRUST 13 A1	Asset and other mortgage backed securities	3.46%	11/25/2034		9,740
	BENCHMARK 2018-B7 MORTGA B7 A4	Asset and other mortgage backed securities	4.51%	5/15/2053		114,874
	CABELA'S CREDIT CARD MAS 1A A1	Asset and other mortgage backed securities	2.26%	3/15/2023		272,150
	CAPITAL ONE MULTI-ASSET A4 A4	Asset and other mortgage backed securities	1.33%	6/15/2022		341,513
	CGBAM COMMERCIAL M SMRT B 144A	Asset and other mortgage backed securities	3.21%	4/10/2028		568,999
	CHASE ISSUANCE TRUST A4 A4	Asset and other mortgage backed securities	1.49%	7/15/2022		410,848
	CITIBANK CREDIT CARD ISS A7 A7	Asset and other mortgage backed securities	3.96%	10/13/2030		158,459
	COMM 2013-GAM GAM A2 144A	Asset and other mortgage backed securities	3.37%	2/10/2028		178,687
	COMM 2014-PAT MORTG PAT A 144A	Asset and other mortgage backed securities	3.19%	8/13/2027		379,671
	COMM 2015-CCRE23 MORTG CR23 A4	Asset and other mortgage backed securities	3.50%	5/10/2048		185,429
	COMM 2015-DC1 MORTGAGE DC1 A5	Asset and other mortgage backed securities	3.35%	2/10/2048		84,318
	CORE INDUSTRIAL T WEST XA 144A	Asset and other mortgage backed securities	0.94%	2/10/2037		213,884
	CORE INDUSTRIAL TR WEST A 144A	Asset and other mortgage backed securities	3.29%	2/10/2037		160,077
	CREDIT ACCEPTANCE AU 1A A 144A	Asset and other mortgage backed securities	2.56%	10/15/2025		248,394
	CREDIT ACCEPTANCE AU 2A A 144A	Asset and other mortgage backed securities	2.42%	11/15/2023		101,203
	CREDIT ACCEPTANCE AU 3A A 144A	Asset and other mortgage backed securities	3.55%	8/15/2027		292,195

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CSAIL 2018-CX11 COMMER CX11 A5	Asset and other mortgage backed securities	4.03%	4/15/2051		122,508
	CSMC TRUST 2015-GL GLPB A 144A	Asset and other mortgage backed securities	3.64%	11/15/2034		392,245
	CSMC TRUST 2017-CA CALI A 144A	Asset and other mortgage backed securities	3.43%	11/10/2032		320,400
	DBUBS 2011-LC1 MO LC1A A2 144A	Asset and other mortgage backed securities	4.53%	11/10/2046		26,514
	GREAT WOLF TRUST 2 WOLF A 144A	Asset and other mortgage backed securities	3.46%	9/15/2034		186,688
	GS MORTGAGE SECURITIES GC18 A4	Asset and other mortgage backed securities	4.07%	1/10/2047		113,907
	JP MORGAN CHASE CBX A4FL 144A	Asset and other mortgage backed securities	3.76%	6/15/2045		505,209
	JP MORGAN MORTGAGE T 1 A4 144A	Asset and other mortgage backed securities	3.50%	1/25/2047		295,904
	JP MORGAN MORTGAGE T 2 A6 144A	Asset and other mortgage backed securities	3.00%	5/25/2047		216,213
	MORGAN STANLEY BANK OF C25 A4	Asset and other mortgage backed securities	3.37%	10/15/2048		232,939
	NAVIENT PRIVATE EDU CA A2 144A	Asset and other mortgage backed securities	3.52%	6/16/2042		332,563
	NAVIENT PRIVATE EDU CTA A 144A	Asset and other mortgage backed securities	3.16%	9/16/2024		16,646
	ONEMAIN FINANCIAL IS 1A A 144A	Asset and other mortgage backed securities	3.19%	3/18/2026		173,834
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities	1.87%	10/15/2021		648,427
	SFAVE COMMERCIAL 5AVE A2A 144A	Asset and other mortgage backed securities	3.66%	1/5/2043		183,425
	SLM PRIVATE EDUCATI A A2A 144A	Asset and other mortgage backed securities	1.77%	5/17/2027		19,578
	SLM PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	3.51%	5/17/2027		37,288

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SLM PRIVATE EDUCATI B A2B 144A	Asset and other mortgage backed securities	3.56%	6/17/2030		131,115
	SMB PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	3.36%	9/15/2034		320,094
	SMB PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	3.26%	2/15/2036		198,461
	SMB PRIVATE EDUCATI B A2A 144A	Asset and other mortgage backed securities	2.82%	10/15/2035		146,711
	SMB PRIVATE EDUCATI B A2B 144A	Asset and other mortgage backed securities	3.21%	10/15/2035		99,385
	SMB PRIVATE EDUCATIO B A1 144A	Asset and other mortgage backed securities	2.73%	6/17/2024		110,733
	SOFI PROFESSIONAL L A A2A 144A	Asset and other mortgage backed securities	2.39%	2/25/2042		151,371
	SOFI PROFESSIONAL L A A2B 144A	Asset and other mortgage backed securities	2.95%	2/25/2042		98,228
	SOFI PROFESSIONAL L C A2A 144A	Asset and other mortgage backed securities	1.48%	5/26/2031		666
	SOFI PROFESSIONAL L D A2B 144A	Asset and other mortgage backed securities	2.34%	4/25/2033		132,604
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities	0.49%	9/25/2034		28,791
	WELLS FARGO COMMERCIAL C46 A4	Asset and other mortgage backed securities	4.15%	8/15/2051		61,759
	WFRBS COMMERCIAL C3 A3FL 144A	Asset and other mortgage backed securities	3.41%	3/15/2044		86,382
	WFRBS COMMERCIAL MORTGA C22 A5	Asset and other mortgage backed securities	3.75%	9/15/2057		126,961
	WORLD FINANCIAL NETWORK CR D M	Asset and other mortgage backed securities	3.09%	4/17/2023		199,851
					Total Asset and other Mortgage Backed Securities	9,713,803

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CHILE GOVERNMENT INTERNATIONAL	Non U.S. Government	3.24%	2/6/2008		43,178
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	8.13%	5/21/2024		285,425
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	3.88%	4/25/2027		57,300
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	4.50%	3/15/2029		153,217
	INDONESIA GOVERNMENT INTERNATI	Non U.S. Government	4.10%	4/24/2028		38,917
	ISRAEL ST AID	Non U.S. Government	5.50%	9/18/2033		139,629
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.63%	3/15/2022		168,116
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.50%	1/21/2021		27,859
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	4.13%	1/21/2026		215,050
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	4.15%	3/28/2027		256,231
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.75%	1/11/2028		174,098
	PANAMA GOVERNMENT INTERNATIONA	Non U.S. Government	3.88%	3/17/2028		108,350
	CORP FINANCIERA DE DESARR 144A	Non U.S. Government	4.75%	7/15/2025		198,500
	PHILIPPINE GOVERNMENT INTERNAT	Non U.S. Government	3.00%	2/1/2028		189,238
	URUGUAY GOVERNMENT INTERNATION	Non U.S. Government	4.38%	10/27/2027		135,049
					Total Non-U.S. Goverment Funds	2,190,157

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	ABBOTT LABORATORIES	Common Stock		1,535,566
	AIA GROUP LTD	Common Stock		1,351,581
	AIRBUS SE	Common Stock		1,840,203
	ALPHABET INC-CL C	Common Stock		994,186
	AMGEN INC	Common Stock		1,042,458
	APPLIED MATERIALS INC	Common Stock		1,317,589
	CERNER CORP	Common Stock		454,760
	CME GROUP INC	Common Stock		1,624,228
	CORE LABORATORIES NV	Common Stock		403,003
	COSTCO WHOLESALE CORP	Common Stock		946,233
	CVS HEALTH CORP	Common Stock		1,737,037
	DANAHER CORP	Common Stock		1,299,106
	DEUTSCHE TELEKOM AG	Common Stock		1,686,710
	DOWDUPONT INC	Common Stock		931,568
	HEXCEL CORP	Common Stock		1,490,955
	JPMORGAN CHASE & CO	Common Stock		1,149,964
	KROGER CO/THE	Common Stock		1,067,248

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	LINDE PLC	Common Stock		1,261,739
	MARTIN MARIETTA MATERIALS INC	Common Stock		1,676,248
	MARVELL TECHNOLOGY GROUP LTD	Common Stock		731,464
	MERCK & CO INC	Common Stock		1,874,108
	MICROSOFT CORP	Common Stock		2,219,812
	MORGAN STANLEY	Common Stock		919,047
	OCCIDENTAL PETROLEUM CORP	Common Stock		674,750
	PAYPAL HOLDINGS INC	Common Stock		1,694,498
	PHILLIPS 66	Common Stock		1,755,823
	PTC INC	Common Stock		492,260
	SAFRAN SA	Common Stock		2,300,839
	SHIRE PLC	Common Stock		1,122,862
	SPOTIFY TECHNOLOGY SA	Common Stock		860,897
	UNITED TECHNOLOGIES CORP	Common Stock		1,074,277
	UNITEDHEALTH GROUP INC	Common Stock		1,649,174
	UNIVERSAL DISPLAY CORP	Common Stock		564,508
	VISA INC	Common Stock		943,371

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	WILLIS TOWERS WATSON PLC	Common Stock				961,578
					Total Common Stock	43,649,650

	U S TREASURY BOND	U.S. Treasuries	4.50%	2/15/2036		714,895
	U S TREASURY BOND	U.S. Treasuries	4.63%	2/15/2040		620,999
	U S TREASURY BOND	U.S. Treasuries	3.75%	8/15/2041		778,406
	U S TREASURY BOND	U.S. Treasuries	3.13%	11/15/2041		3,092,079
	U S TREASURY BOND	U.S. Treasuries	3.13%	8/15/2044		438,953
	U S TREASURY BOND	U.S. Treasuries	3.00%	5/15/2045		219,579
	U S TREASURY BOND	U.S. Treasuries	2.88%	8/15/2045		413,943
	U S TREASURY BOND	U.S. Treasuries	3.00%	2/15/2047		381,923
	U S TREASURY BOND	U.S. Treasuries	3.00%	2/15/2048		427,699
	U S TREASURY BOND	U.S. Treasuries	3.13%	5/15/2048		988,415
	U S TREASURY BOND	U.S. Treasuries	3.00%	8/15/2048		467,779
	U S TREASURY BOND	U.S. Treasuries	3.38%	11/15/2048		80,203
	U S TREASURY NOTE	U.S. Treasuries	2.15%	9/30/2024		228,662
	U S TREASURY NOTE	U.S. Treasuries	2.63%	6/15/2021		2,137,072

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	2.75%	8/15/2021		1,404,427
	U S TREASURY NOTE	U.S. Treasuries	2.75%	9/30/2020		441,650
	U S TREASURY NOTE	U.S. Treasuries	2.88%	11/15/2021		4,797,825
	U S TREASURY NOTE	U.S. Treasuries	3.13%	11/15/2028		2,702,077
	U S TREASURY NOTE	U.S. Treasuries	1.38%	5/31/2021		1,461,445
	U S TREASURY NOTE	U.S. Treasuries	1.75%	11/30/2021		499,720
	U S TREASURY NOTE	U.S. Treasuries	2.13%	3/31/2024		727,853
	U S TREASURY NOTE	U.S. Treasuries	2.63%	7/15/2021		354,255
	U S TREASURY NOTE	U.S. Treasuries	2.88%	10/31/2020		1,615,031
	US TREAS-CPI INFLAT	U.S. Treasuries	0.75%	7/15/2028		690,216
	US TREAS-CPI INFLAT	U.S. Treasuries	1.00%	2/15/2048		519,887
					Total U.S. Treasuries	26,204,993

	SELF DIRECTED BROKERAGE ACCOUNT	OTHER				28,816,434

	Assets (Held at End of Year)					$2,543,312,702

Supplemental Schedules Schedule of Assets Held as of December 31, 2018 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
[1] Represents taxed loan balances with original maturity dates of 2008 through 2046 for active employees. These active employees retain the right to pay back the loan balances.
* Represents Party in Interest

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Independent Registered Public Accounting Firm Johnson Lambert LLP

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: June 28, 2019	By:	/s/ H.C. Charles Diao
	Name:	H.C. Charles Diao
	Title:	Senior Vice President - Finance, Corporate Development & Corporate Treasurer
Member, DXC Technology Company Employee Benefits Fiduciary Committee

S 1